UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

  Final Results dated 22 February 2018.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 22, 2018

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 22, 2018

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

Barclays PLC
Results Announcement

31 December 2017
Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-3
Group Chief Executive Officer's Review	4
Group Finance Director's Review	5-7
Results by Business
● Barclays UK	8-10
● Barclays International	11-13
● Head Office	14
Barclays Non-Core Results	15
Discontinued Operation Results	16
Quarterly Results Summary	17
Quarterly Results by Business	18-21
Performance Management
● Margins and Balances	22
● Remuneration	23-24
Risk Management
● Overview	25
● Credit Risk	26-28
● Treasury and Capital Risk	29-40
Statement of Directors' Responsibilities	41
Condensed Consolidated Financial Statements	42-46
Financial Statement Notes	47-54
Appendix: Non-IFRS Performance Measures	55-57
Shareholder Information	58

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2017 to the corresponding twelve months of 2016 and balance sheet analysis as at 31 December 2017 with comparatives relating to 31 December 2016. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 21 February 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which includes certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website at home.barclays/results and from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 55-57 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which will be available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Transatlantic Consumer and Wholesale Bank with Global Reach

Significant strategic progress was made in 2017, as profit before tax improved and the CET1 ratio strengthened further, enabling a reset of the dividend in 2018 and enhanced focus

Composition of the Group liquidity poolon driving improved returns

● Returns:
●  Group profit before tax increased 10% to £3.5bn. The attributable loss of £1.9bn (2016: profit of £1.6bn) and Return on Tangible Equity (RoTE) of negative 3.6% (2016: positive 3.6%) included:
-     litigation and conduct of £1.2bn, including charges for Payment Protection Insurance (PPI) of £0.7bn,
-     losses related to the sell down of Barclays Africa Group Limited (BAGL) of £2.5bn, and
-     a one-off net tax charge of £0.9bn due to the re-measurement of US deferred tax assets (DTAs) in Q417
●   Group RoTE, excluding the material items listed above, was 5.6%
●   Group RoTE target, excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020, based on a Group Common Equity Tier 1 (CET1) ratio of c.13%

● Cost efficiency:
●  Group operating expenses were £15.5bn (2016: £16.3bn), including litigation and conduct charges of £1.2bn (2016: £1.4bn), resulting in a cost: income ratio of 73% (2016: 76%)
●  Excluding litigation and conduct charges, Group operating expenses were £14.2bn, in line with 2017 guidance
●  Guidance for Group operating expenses of £13.6-13.9bn in 2019, excluding litigation and conduct

● Capital and dividends:
●  CET1 ratio increased to 13.3% (December 2016: 12.4%), within the end-state target range of c.13%
●  Improvement driven by organic capital generation from continuing operations, and the benefit of the proportional consolidation of BAGL and the rundown of Non-Core, partially offset by adverse movements in reserves and the net impact of the re-measurement of US DTAs
●  Declared dividend of 3.0p per share for 2017 and the intention to pay 6.5p in 2018

●
Group profit before tax increased 10% to £3,541m driven by positive operating jaws as operating expenses reduced 5%, primarily reflecting lower Non-Core related costs. Income decreased 2%, primarily driven by lower revenue in Barclays International and Head Office, whilst impairment was broadly stable

-
Barclays UK profit before tax increased to £1,747m (2016: £1,738m) reflecting 2% lower income, a 13% reduction in impairment and a cost: income ratio of 66% (2016: 65%), including charges for PPI of £700m (2016: £1,000m)

-
Barclays International profit before tax declined to £3,275m (2016: £4,211m) driven by a 4% decrease in income, largely as a result of weak market conditions impacting the Corporate and Investment Bank (CIB) in H217, while operating expenses increased 4% and credit impairment charges increased 11%

●	Group attributable loss of £1,922m (2016: profit of £1,623m) included losses of £2,525m related to the sell down of BAGL and the one-off net tax charge of £901m due to the re-measurement of US DTAs
●
Group basic loss per share was 10.3p (2016: earnings per share of 10.4p). Excluding litigation and conduct, losses related to the sell down of BAGL and the net charge due to the re-measurement of US DTAs, earnings per share was 16.2p

●
Tangible net asset value per share decreased to 276p (December 2016: 290p) as profit before tax was more than offset by the net impact of the re-measurement of US DTAs in Q417 and adverse movements across reserves

Barclays Group results
for the year ended	31.12.17	31.12.16
	£m	£m	% Change
Total income	21,076	21,451	(2)
Credit impairment charges and other provisions	(2,336)	(2,373)	2
Net operating income	18,740	19,078	(2)
Operating expenses excluding UK bank levy and litigation and conduct	(13,884)	(14,565)	5
UK bank levy	(365)	(410)	11
Litigation and conduct	(1,207)	(1,363)	11
Operating expenses	(15,456)	(16,338)	5
Other net income	257	490	(48)
Profit before tax	3,541	3,230	10
Tax charge	(2,240)	(993)
Profit after tax in respect of continuing operations	1,301	2,237	(42)
(Loss)/profit after tax in respect of discontinued operation	(2,195)	591
Non-controlling interests in respect of continuing operations	(249)	(346)	28
Non-controlling interests in respect of discontinued operation	(140)	(402)	65
Other equity instrument holders1	(639)	(457)	(40)
Attributable (loss)/profit	(1,922)	1,623

Performance measures
Return on average tangible shareholders' equity1	(3.6%)	3.6%
Average tangible shareholders' equity (£bn)	48.9	48.7
Cost: income ratio	73%	76%
Loan loss rate (bps)	57	53

Basic (loss)/earnings per share1	(10.3p)	10.4p
Basic earnings per share in respect of continuing operations1	3.5p	9.3p
Dividend per share	3.0p	3.0p

Balance sheet and capital management
Tangible net asset value per share	276p	290p
Common equity tier 1 ratio	13.3%	12.4%
Common equity tier 1 capital (£bn)	41.6	45.2
Risk weighted assets (£bn)	313	366
Average UK leverage ratio2	4.9%	4.5%
Average fully loaded tier 1 capital2 (£bn)	51.2	51.6
Average UK leverage exposure2 (£bn)	1,045	1,137

Funding and liquidity
Group liquidity pool (£bn)	220	165
CRD IV liquidity coverage ratio	154%	131%
Loan: deposit ratio3	80%	89%

1
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

2	The average UK leverage ratio uses capital and exposure measures based on the last day of each month in the quarter; additionally the average exposure measure excludes qualifying central bank claims.
3
Loan: deposit ratio excludes Head Office and investment banking balances other than interest earning lending. Comparative has been restated to include interest earning lending balances within the investment banking business.

Group Chief Executive Officer's Review

"2017 was a year of considerable strategic progress for Barclays. The sell down of our shareholding in Barclays Africa, closure of our Non-Core unit, the establishment of our Service Company, and the creation of our UK ring-fenced bank, mean that, in terms of size and structure, we are now the diversified Transatlantic Consumer and Wholesale bank we set out in our strategy in March 2016.

We have a portfolio of profitable businesses, producing significant earnings, and have plans and investments in place to grow those earnings over time.

We have already started to see some of the benefits of our work in 2017. Group profit before tax increased 10% year-on-year as a result of our team's focus on execution. Barclays UK navigated the year well, reaching a digital banking milestone with our ten millionth customer. Within Barclays International, we increased Banking fee share in our Corporate and Investment Bank in 2017, and our Consumer, Cards and Payments business continued to produce very strong income while managing risk effectively.

Although we are only seven weeks into the first quarter, and it is too early to offer formal guidance, we are pleased with the start to the year, and in particular in the markets businesses in CIB, where income is tracking above the level for the corresponding period in 2017 in dollars, and also in sterling, despite the weaker dollar we are currently experiencing.

Critically, as we have carried out the work to reshape the business, we have continued to generate capital organically. Our CET1 ratio today stands at 13.3%, comfortably within our end-state target range.

While we still have a number of legacy conduct issues to address, I am confident in the capacity of this business to generate excess capital going forward, and it remains our intention over time to return a greater proportion of that excess capital to shareholders through dividends, and other means of capital distribution, including share buybacks.

As a first demonstration of that intent, we are pleased to be able to announce today the restoration of the dividend to six and a half pence for 2018."

James E Staley, Group Chief Executive Officer

Group Finance Director's Review

Financial performance in 2017 was encouraging, with increased profit before tax, a reduced cost: income ratio and strong capital ratio progression. Significant progress was also made on strategic objectives in the year, with the closure of Barclays Non-Core and the sale of a stake in, and consequent accounting deconsolidation of, BAGL. New Group returns targets were set: to achieve RoTE of greater than 9% in 2019 and greater than 10% in 2020, excluding litigation and conduct, based on a CET1 ratio of c.13%. The 2017 financial results provide a firm platform on which to build towards these.

Following the closure of Barclays Non-Core on 1 July 2017, Group results for 2017 included a Barclays Non-Core loss before tax for the six months ended 30 June 2017 of £647m, compared to a loss before tax of £2,786m for the full year in 2016. From 1 July 2017, residual Barclays Non-Core assets and liabilities were reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office.

Group performance

●
Profit before tax increased 10% to £3,541m driven by a 5% reduction in operating expenses, partially offset by a 2% reduction in income and lower other net income. Results were impacted by the appreciation of average USD and EUR against GBP of 5% and 7% respectively, compared to 2016, which positively impacted income and adversely affected impairment and operating expenses

●
Total income decreased to £21,076m (2016: £21,451m) reflecting a £613m decrease in Barclays International and a £262m reduction in Head Office, partially offset by a reduction in losses related to Non-Core

●
Credit impairment charges were broadly stable at £2,336m (2016: £2,373m) and reflected a charge of £168m in 2017 relating to deferred consideration from an asset sale in US Cards and the non-recurrence of a £320m charge in 2016 following the management review of the UK and US cards portfolio impairment modelling. Impairment increased in Barclays International driven by an increase in underlying delinquency trends and business growth in US Cards. The Group loan loss rate increased 4bps to 57bps

●	Operating expenses reduced 5% to £15,456m driven primarily by lower Non-Core related operating expenses. The cost: income ratio reduced to 73% (2016: 76%)
●	Other net income of £257m (2016: £490m) primarily reflected a gain of £109m on the sale of Barclays' share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan
●
Profit after tax in respect of continuing operations was £1,301m (2016: £2,237m). The tax charge of £2,240m included a one-off tax charge of £1,177m due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act, partially offset by an unrelated £276m increase in US DTAs due to a re-measurement of Barclays Bank PLC's (BBPLC) US branch DTAs

●
Loss after tax in respect of the Africa Banking discontinued operation of £2,195m included a £1,090m impairment of Barclays' holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL's issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation

●
RoTE was negative 3.6% (2016: positive 3.6%) and basic loss per share was 10.3p (2016: earnings per share of 10.4p). Excluding litigation and conduct, losses related to the sell down of BAGL and the one-off net charge due to the re-measurement of US DTAs, RoTE was 5.6% and earnings per share was 16.2p

●	Refer to pages 8-14 for further detail on Results by Business

Group capital and leverage

●	The fully loaded CET1 ratio increased to 13.3% (December 2016: 12.4%) principally due to a reduction in risk weighted assets (RWAs) of £52.6bn to £313.0bn. CET1 capital decreased £3.6bn to £41.6bn
-
The sell down of Barclays' holding in BAGL to 14.9%, resulting in regulatory proportional consolidation, increased the CET1 ratio by c.60bps with a £31.1bn reduction in RWAs, offset by a £1.8bn reduction due to BAGL minority interests no longer being included in CET1 capital

-
Losses in respect of the discontinued operation due to the impairment of Barclays' holding in BAGL allocated to goodwill, and the recycling of the BAGL currency translation reserve losses to the income statement, had no impact on CET1

	-	The CET1 ratio increased by a further c.50bps as a result of other RWA reductions, excluding the impact of foreign currency movements, including reductions in Non-Core
-
Excluding the impacts of BAGL and foreign currency movements, CET1 capital decreased further, as profits relating to continuing operations, after absorbing the net impact of the re-measurement of US DTAs, were offset by the redemption of USD preference shares and the payment of pension deficit reduction contributions in the year

●
The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of additional tier 1 (AT1) securities, the reduction in Non-Core related exposures and due to regulatory proportional consolidation of BAGL

●
Tangible net asset value per share decreased to 276p (December 2016: 290p) as profit before tax was more than offset by the net impact of the re-measurement of US DTAs in Q417 and adverse movements across reserves

Group funding and liquidity

●
The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £220bn (December 2016: £165bn) reflecting the approach of holding a conservative liquidity position and through net deposit growth, the unwind of legacy Non-Core portfolios, money market borrowing and drawdown from the Bank of England Term Funding Scheme. The liquidity coverage ratio (LCR) increased to 154% (December 2016: 131%), equivalent to a surplus of £75bn (December 2016: £39bn) to 100%

●
Wholesale funding outstanding excluding repurchase agreements was £157bn (December 2016: £158bn). The Group issued £11.5bn equivalent of capital and term senior unsecured debt from Barclays PLC (the Parent company) of which £6.1bn was in public senior unsecured debt and £5.4bn in capital instruments. In the same period, £6.1bn of BBPLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Other matters

●
On 1 June 2017, Barclays sold 286 million ordinary shares of BAGL, representing 33.7% of BAGL's issued share capital. The sale resulted in the accounting deconsolidation of BAGL from the Barclays Group. Following the sale, BAGL was no longer reported as a discontinued operation, with the retained investment accounted for as an Available for Sale (AFS) asset in Barclays' financial statements. The contribution of a further 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme in Q317 resulted in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital. For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis

●
Barclays' measurement of its US DTAs reduced £0.9bn in Q417, as a £1.2bn decrease as result of the US Tax Cuts and Jobs Act, enacted on 22 December 2017, was partially offset by an unrelated £0.3bn increase due to a re-measurement of BBPLC's US branch DTAs, as a result of BBPLC making a tax election in the period to exclude the future profits and losses of its overseas branches from UK taxation. The net reduction in the measurement of US DTAs resulted in a one-off net charge of £0.9bn to Group profit after tax, a c.20bps reduction to the Group CET1 ratio and a decrease in tangible net asset value of 5p per share

●
Additional charges of £700m (2016: £1,000m) relating to PPI were recognised in Q217. The remaining PPI provision as at 31 December 2017 was £1.6bn (December 2016: £2.0bn). Management views its current PPI provision as appropriate, however, will continue to closely monitor complaint trends and the associated provision adequacy

●	A provision of £240m in respect of Foreign Exchange matters was recognised in Q417
●
In June 2017, the Serious Fraud Office (SFO) brought certain charges against Barclays PLC in relation to matters that arose in the context of Barclays' capital raisings in 2008. Further to that development, in February 2018, the SFO has also charged BBPLC in respect of this matter

●	Certain legal proceedings and investigations relating to legacy issues remain outstanding. Resolving outstanding legacy issues in an appropriate timeframe and manner will continue to be a priority

IFRS 9 Financial Instruments1

●
IFRS 9 Financial Instruments is effective for periods beginning on or after 1 January 2018. Barclays' estimated IFRS 9 impact is a decrease in shareholders' equity of approximately £2.2bn post-tax. The estimated reduction in shareholders' equity equates to a decrease in tangible net asset value of approximately 13p per share

●
The Group's CET1 ratio will be impacted by IFRS 9 primarily from an increase in credit impairment provisions net of tax, offset by a reduction in the regulatory deduction where expected loss is greater than impairment

●
As at 1 January 2018, the expected fully loaded CET1 ratio impact without transitional arrangements would be an estimated reduction of approximately 34bps. The Group intends to use transitional arrangements, under which the impact is negligible as at 1 January 2018 and is expected to remain immaterial during 2018

1	Note:
-
The estimated decrease in shareholders' equity includes the impact of both balance sheet classification and measurement changes, and the increase to credit impairment provisions compared to those at 31 December 2017 under IAS 39.

-
This impact assessment has been estimated under an interim control environment with models that continue to undergo validation. The implementation of the comprehensive end state control environment will continue as Barclays introduces business-as-usual controls throughout 2018.

Structural reform

●
Barclays' plans for UK ring-fencing remain on track. The relevant court processes began in November 2017 with the Sanction Hearing to be held on 26 and 27 February 2018 at which the Court will be requested to sanction Barclays' ring-fencing transfer scheme. We intend to complete the reorganisation and establish the UK ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation

●
Barclays Services Limited (the "Group Service Company") was established in September 2017 as a direct subsidiary of Barclays PLC to deliver operational continuity and to drive operational efficiencies across the Group

●	Illustrative, unaudited pro-forma financials for Barclays Bank UK PLC (BBUKPLC) and BBPLC will be available at home.barclays/annualreport

Dividends

●	A final dividend for 2017 of 2.0p per share will be paid on 5 April 2018, resulting in a total 3.0p dividend per share for the year
●
Barclays understands the importance of the ordinary dividend for our shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay an annual ordinary dividend that takes into account these objectives and the medium-term earnings outlook of the Group. It is also the Board's intention to supplement the ordinary dividends with additional returns to shareholders as and when appropriate

●	For 2018, Barclays anticipates resuming a total cash dividend of 6.5p per share, subject to regulatory approvals

Outlook and financial targets

●	The Group is targeting RoTE, excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020, based on a Group CET1 ratio of c.13%
●	Guidance for Group operating expenses, excluding litigation and conduct, is £13.6-13.9bn in 2019
●
As part of the US Tax Cuts and Jobs Act, the US federal corporate income tax rate has been reduced from 35% to 21% with effect from 1 January 2018. Given the Group's substantial US operations, this is expected to result in a reduction of the Group's effective tax rate in 2018 and future periods to mid-20 percent. Some of the provisions introduced into US tax law by the Act are complex and present uncertainties, in particular the new US Base Erosion and Anti-Abuse Tax (BEAT). Our current expectation is that in the event that BEAT liabilities are incurred by the Group these should not be sufficiently material to cause the Group's effective tax rate to exceed mid-20 percent

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Net interest income	6,086	6,048	1
Net fee, commission and other income	1,297	1,469	(12)
Total income	7,383	7,517	(2)
Credit impairment charges and other provisions	(783)	(896)	13
Net operating income	6,600	6,621	-
Operating expenses excluding UK bank levy and litigation and conduct	(4,030)	(3,792)	(6)
UK bank levy	(59)	(48)	(23)
Litigation and conduct	(759)	(1,042)	27
Operating expenses	(4,848)	(4,882)	1
Other net expenses	(5)	(1)
Profit before tax	1,747	1,738	1
Attributable profit	853	828	3

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	183.8	166.4
Total assets	237.4	209.6
Customer deposits	193.4	189.0
Loan: deposit ratio	95%	88%
Risk weighted assets	70.9	67.5
Period end allocated tangible equity	9.6	8.5

Key facts
Average LTV of mortgage portfolio1	48%	48%
Average LTV of new mortgage lending1	64%	63%
Number of branches	1,208	1,305
Mobile banking active customers	6.4m	5.4m
30 day arrears rate - Barclaycard Consumer UK	1.8%	1.9%

Performance measures
Return on average allocated tangible equity	9.8%	9.6%
Average allocated tangible equity (£bn)	9.1	8.9
Cost: income ratio	66%	65%
Loan loss rate (bps)	42	52
Net interest margin	3.49%	3.62%

1	Average loan to value (LTV) of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Analysis of Barclays UK	Year ended	Year ended
	31.12.17	31.12.16
Analysis of total income	£m	£m	% Change
Personal Banking	3,823	3,891	(2)
Barclaycard Consumer UK	1,977	2,022	(2)
Wealth, Entrepreneurs & Business Banking	1,583	1,604	(1)
Total income	7,383	7,517	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(222)	(183)	(21)
Barclaycard Consumer UK	(541)	(683)	21
Wealth, Entrepreneurs & Business Banking	(20)	(30)	33
Total credit impairment charges and other provisions	(783)	(896)	13

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	139.8	135.0
Barclaycard Consumer UK	16.4	16.5
Wealth, Entrepreneurs & Business Banking1	27.6	14.9
Total loans and advances to customers at amortised cost	183.8	166.4

Analysis of customer deposits
Personal Banking	141.1	139.3
Barclaycard Consumer UK	-	-
Wealth, Entrepreneurs & Business Banking	52.3	49.7
Total customer deposits	193.4	189.0

1	Includes the integration of the ESHLA portfolio at amortised cost from Barclays Non-Core.

2017 compared to 2016

Income statement

●
Profit before tax increased 1% to £1,747m as lower PPI charges of £700m (2016: £1,000m) and a reduction in credit impairment charges were partially offset by the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited in 2016, higher costs of setting up the ring-fenced bank and increased investment, primarily in cyber resilience, digital and technology

●	Total income decreased 2% to £7,383m, of which £151m reflected the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited in 2016
-
Personal Banking income decreased 2% to £3,823m driven by the non-recurrence of the Visa gain and the impact of the UK base rate reduction in 2016, partially offset by deposit pricing initiatives, growth in balances and an update to effective interest rate (EIR) modelling

	-	Barclaycard Consumer UK income decreased 2% to £1,977m reflecting a provision for remediation in H217
	-	Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 1% to £1,583m driven by the non-recurrence of the Visa gain, partially offset by growth in balances
-
Net interest income increased 1% to £6,086m due to deposit pricing initiatives and growth in loans and advances to customers and deposits, partially offset by the impact of the UK base rate reduction in 2016

		-	Net interest margin decreased 13bps to 3.49% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio from Non-Core on 1 July 2017
	-	Net fee, commission and other income decreased 12% to £1,297m driven by the non-recurrence of the Visa gain
●
Credit impairment charges decreased 13% to £783m principally reflecting the non-recurrence of a £200m charge in 2016 following the management review of the cards portfolio impairment modelling, partially offset by higher charges in Barclaycard Consumer UK and Personal Banking

●
Operating expenses decreased 1% to £4,848m due to lower charges for PPI of £700m (2016: £1,000m), partially offset by the costs of setting up the ring-fenced bank and increased investment, primarily in cyber resilience, digital and technology. The cost: income ratio was 66% (2016: 65%)

Balance sheet

●
Loans and advances to customers increased 10% to £183.8bn and total assets increased 13% to £237.4bn, reflecting the integration of the ESHLA portfolio from Non-Core into WEBB on 1 July 2017 and mortgage growth in Personal Banking in H217

●
Customer deposits increased 2% to £193.4bn due to deposit growth, partially offset by the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform

●	RWAs increased to £70.9bn (December 2016: £67.5bn) reflecting the integration of the ESHLA portfolio

Barclays International	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Net interest income	4,307	4,512	(5)
Net trading income	3,971	4,580	(13)
Net fee, commission and other income	6,104	5,903	3
Total income	14,382	14,995	(4)
Credit impairment charges and other provisions	(1,506)	(1,355)	(11)
Net operating income	12,876	13,640	(6)
Operating expenses excluding UK bank levy and litigation and conduct	(9,321)	(9,129)	(2)
UK bank levy	(265)	(284)	7
Litigation and conduct	(269)	(48)
Operating expenses	(9,855)	(9,461)	(4)
Other net income	254	32
Profit before tax	3,275	4,211	(22)
Attributable profit	847	2,412	(65)

Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	198.7	211.3
Trading portfolio assets	113.0	73.2
Derivative financial instrument assets	236.2	156.2
Derivative financial instrument liabilities	237.8	160.6
Reverse repurchase agreements and other similar secured lending	12.4	13.4
Financial assets designated at fair value	104.1	62.3
Total assets	856.1	648.5
Customer deposits2	225.1	216.2
Loan: deposit ratio3	62%	78%
Risk weighted assets	210.3	212.7
Period end allocated tangible equity	27.5	25.6

Performance measures
Return on average allocated tangible equity	3.4%	9.8%
Average allocated tangible equity (£bn)	28.1	25.5
Cost: income ratio	69%	63%
Loan loss rate (bps)	75	63
Net interest margin	4.16%	3.98%

1
As at 31 December 2017 loans and advances included £170.4bn (December 2016: £185.9bn) of loans and advances to customers (including settlement balances of £15.7bn (December 2016: £19.5bn) and cash collateral of £35.9bn (December 2016: £30.1bn)), and £28.3bn (December 2016: £25.4bn) of loans and advances to banks (including settlement balances of £2.3bn (December 2016: £1.7bn) and cash collateral of £18.0bn (December 2016: £6.3bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £38.6bn (December 2016: £39.7bn).

2	As at 31 December 2017 customer deposits included settlement balances of £15.2bn (December 2016: £16.6bn) and cash collateral of £27.3bn (December 2016: £20.8bn).
3
Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparative has been restated to include interest earning lending balances within the investment banking business.

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Macro	1,634	2,304	(29)
Credit	1,241	1,185	5
Equities	1,629	1,790	(9)
Markets	4,504	5,279	(15)
Banking fees	2,612	2,397	9
Corporate lending	1,093	1,195	(9)
Transaction banking	1,629	1,657	(2)
Banking	5,334	5,249	2
Other	40	5
Total income	9,878	10,533	(6)
Credit impairment charges and other provisions	(213)	(260)	18
Operating expenses	(7,742)	(7,624)	(2)
Other net income	133	1
Profit before tax	2,056	2,650	(22)

Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost	160.1	171.6
Customer deposits	165.9	166.2
Risk weighted assets	176.2	178.6

Performance measures
Return on average allocated tangible equity	1.1%	6.1%
Average allocated tangible equity (£bn)	24.0	21.9

Consumer, Cards and Payments

Income statement information	£m	£m	% Change
Total income	4,504	4,462	1
Credit impairment charges and other provisions	(1,293)	(1,095)	(18)
Operating expenses	(2,113)	(1,837)	(15)
Other net income	121	31
Profit before tax	1,219	1,561	(22)

Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.6	39.7
Customer deposits	59.2	50.0
Risk weighted assets	34.1	34.1

Key facts
30 day arrears rate - Barclaycard US	2.6%	2.6%
Total number of Barclaycard business clients	366,000	355,000
Value of payments processed (£bn)	322	296

Performance measures
Return on average allocated tangible equity	16.7%	31.4%
Average allocated tangible equity (£bn)	4.2	3.6

2017 compared to 2016

Income statement

●	Profit before tax decreased 22% to £3,275m driven by a 4% decrease in total income, an 11% increase in credit impairment charges and a 4% increase in operating expenses
●
Total income decreased 4% to £14,382m, including the 5% appreciation of average USD and the 7% appreciation of average EUR against GBP, as CIB income decreased 6% to £9,878m, partially offset by a 1% increase in Consumer, Cards and Payments income to £4,504m

	-	Markets income decreased 15% to £4,504m
		-	Macro income decreased 29% to £1,634m driven by lower market volatility in rates, the exit of the energy-related commodities business and the integration of Non-Core assets on 1 July 2017
		-	Credit income increased 5% to £1,241m due to improved performance in municipals
		-	Equities income decreased 9% to £1,629m driven by US equity derivatives as a result of lower market volatility, partially offset by improved performance in equity financing
	-	Banking income increased 2% to £5,334m
		-	Banking fee income increased 9% to £2,612m due to higher debt and equity underwriting fees, with fee share gains in banking overall and debt underwriting
-
Corporate lending declined 9% to £1,093m driven by lower lending balances due to the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform and the reallocation of RWAs within CIB, as well as the non-recurrence of prior year treasury gains and lower work-out gains

		-	Transaction banking declined 2% to £1,629m driven by lower trade balances and the non-recurrence of prior year treasury gains, partially offset by higher average deposit balances
-
Consumer, Cards and Payments income increased 1% to £4,504m driven by continued business growth, a gain of £192m relating to the Q117 asset sale in US Cards and a valuation gain on Barclays' preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the £464m gain on the disposal of Barclays' share of Visa Europe Limited in 2016

●	Credit impairment charges increased 11% to £1,506m, including the appreciation of average USD and EUR against GBP
	-	CIB credit impairment charges decreased 18% to £213m primarily due to the non-recurrence of oil and gas single name charges in 2016, offset by a single name charge in 2017
-
Consumer, Cards and Payments credit impairment charges increased 18% to £1,293m primarily due to a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US Cards, an increase in underlying delinquency trends and business growth in US Cards. This was partially offset by the non-recurrence of a £120m charge in 2016 following the management review of the cards portfolio impairment modelling. The 30 and 90 day arrears rates within US Cards were stable at 2.6% (December 2016: 2.6%) and 1.3% (December 2016: 1.3%) respectively, including a benefit from the Q117 asset sale in US Cards

●	Operating expenses increased 4% to £9,855m, including the appreciation of average USD and EUR against GBP
-
CIB operating expenses increased 2% to £7,742m reflecting a provision of £240m in respect of Foreign Exchange matters recognised in Q417, continued investment in technology, partially offset by lower restructuring charges and the reduced impact of the change in compensation awards introduced in Q416

	-	Consumer, Cards and Payments increased 15% to £2,113m including continued growth and investment, primarily within the US Cards and merchant acquiring businesses
●	Other net income increased to £254m (2016: £32m) due to a gain of £109m on the sale of Barclays' share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan
●	Attributable profit reduced to £847m (2016: £2,412m) including the net tax charge due to the re-measurement of US DTAs in Q417

Balance sheet

●
Loans and advances to banks and customers at amortised cost decreased £12.6bn to £198.7bn with CIB decreasing £11.5bn to £160.1bn due to a reduction in lending. Consumer, Cards and Payments decreased £1.1bn to £38.6bn due to the depreciation of period end USD against GBP, partially offset by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform

●	Trading portfolio assets increased £39.8bn to £113.0bn due to increased activity
●
Derivative financial instrument assets and liabilities increased £80.0bn to £236.2bn and £77.2bn to £237.8bn respectively, reflecting the integration of balances from Non-Core on 1 July 2017, partially offset by adoption of daily settlements under the Chicago Mercantile Exchange (CME), an increase in major interest rate forward curves and the depreciation of period end USD against GBP

●	Financial assets designated at fair value increased £41.8bn to £104.1bn primarily due to increased reverse repurchase agreements activity
●
Customer deposits increased £8.9bn to £225.1bn, with Consumer, Cards and Payments increasing £9.2bn to £59.2bn driven by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform

●
RWAs decreased £2.4bn to £210.3bn due to the net impact of the re-measurement of US DTAs and the depreciation of period end USD against GBP, partially offset by increased trading portfolio and securities financing transaction volumes

Head Office	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Net interest income	(435)	(183)
Net fee, commission and other income1	276	286	(3)
Total income	(159)	103
Credit impairment charges and other provisions	(17)	-
Net operating (expenses)/income	(176)	103
Operating expenses excluding UK bank levy and litigation and conduct	(277)	(135)
UK bank levy	(41)	(2)
Litigation and conduct	(151)	(27)
Operating expenses	(469)	(164)
Other net (expenses)/income	(189)	128
(Loss)/profit before tax	(834)	67
Attributable (loss)/profit	(868)	110

Balance sheet information	£bn	£bn
Total assets	39.7	75.2
Risk weighted assets2	31.8	53.3
Period end allocated tangible equity	10.0	9.7

Performance measures
Average allocated tangible equity (£bn)	9.3	6.5

1
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised in other comprehensive income. The comparative figure for net fee, commission and other income included own credit.

2	Includes Africa Banking RWAs of £6.4bn (December 2016: £42.3bn).

2017 compared to 2016

Income statement

●	Loss before tax was £834m (2016: profit of £67m)
●	Total income reduced to an expense of £159m (2016: income of £103m) primarily due to lower net income from treasury operations
●
Operating expenses increased to £469m (2016: £164m) due to costs associated with Non-Core assets and businesses, which were integrated on 1 July 2017, and increased litigation and conduct costs, including a settlement to resolve the civil action brought by the US Federal Energy Regulatory Commission's Office of Enforcement and provisions for other legacy redress

●
Other net expenses were £189m (2016: income of £128m) driven by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt. 2016 included a gain due to recycling of the currency translation reserve on disposal of the Southern European cards business

Balance sheet

●
Total assets decreased to £39.7bn (December 2016: £75.2bn) primarily due to the accounting deconsolidation of BAGL, which accounted for £65bn of total assets on deconsolidation from the Barclays Group. This was partially offset by the integration of Non-Core assets on 1 July 2017, of which c.£9bn related to Italian mortgages

●	RWAs decreased to £31.8bn (December 2016: £53.3bn) reflecting a £31.1bn reduction as a result of the proportional consolidation of BAGL, partially offset by the integration of Non-Core assets

Barclays Non-Core Results

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group's results for the year ended 31 December 2017.

Barclays Non-Core	Six months ended	Year ended
	30.06.17	31.12.16
Income statement information	£m	£m
Net interest income	(112)	160
Net trading income	(488)	(1,703)
Net fee, commission and other income	70	379
Total income	(530)	(1,164)
Credit impairment charges and other provisions	(30)	(122)
Net operating expenses	(560)	(1,286)
Operating expenses excluding UK bank levy and litigation and conduct	(256)	(1,509)
UK bank levy	-	(76)
Litigation and conduct	(28)	(246)
Operating expenses	(284)	(1,831)
Other net income	197	331
Loss before tax	(647)	(2,786)
Attributable loss	(419)	(1,916)

	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	(123)	11	(54)	78	40	96
Net trading income	-	-	(411)	(77)	(462)	(288)	(463)	(490)
Net fee, commission and other income	-	-	78	(8)	97	51	79	152
Total income	-	-	(456)	(74)	(419)	(159)	(344)	(242)
Credit impairment charges and other provisions	-	-	(27)	(3)	(47)	(20)	(26)	(29)
Net operating expenses	-	-	(483)	(77)	(466)	(179)	(370)	(271)
Operating expenses excluding UK bank levy and litigation and conduct	-	-	(108)	(148)	(341)	(311)	(368)	(489)
UK bank levy	-	-	-	-	(76)	-	-	-
Litigation and conduct	-	-	(19)	(9)	(51)	(102)	(27)	(66)
Operating expenses	-	-	(127)	(157)	(468)	(413)	(395)	(555)
Other net income/(expenses)	-	-	204	(7)	146	498	(324)	11
Loss before tax	-	-	(406)	(241)	(788)	(94)	(1,089)	(815)
Tax credit	-	-	207	75	322	194	229	237
(Loss)/profit after tax	-	-	(199)	(166)	(466)	100	(860)	(578)
Non-controlling interests	-	-	(8)	(9)	(14)	(13)	(12)	(10)
Other equity instrument holders	-	-	(19)	(18)	(18)	(15)	(15)	(15)
Attributable (loss)/profit	-	-	(226)	(193)	(498)	72	(887)	(603)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	48.3	49.5	51.1	58.7	68.5	55.4
Derivative financial instrument assets	-	-	150.3	164.2	188.7	253.2	262.8	249.7
Derivative financial instrument liabilities	-	-	143.0	155.3	178.6	243.0	253.4	239.1
Reverse repurchase agreements and other similar secured lending	-	-	-	-	0.1	0.1	0.1	0.7
Financial assets designated at fair value	-	-	12.1	13.4	14.5	15.5	15.4	23.4
Total assets	-	-	233.0	249.1	279.7	359.8	379.1	365.4
Customer deposits	-	-	11.8	12.9	12.5	16.0	17.4	19.3
Risk weighted assets	-	-	22.8	27.4	32.1	43.9	46.7	50.9

Discontinued Operation Results

On 1 March 2016, Barclays announced its intention to reduce the Group's 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group's interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL's issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. At this time, Barclays' holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an AFS asset from the transaction date.

In Q317 Barclays contributed 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital. The retained investment is reported as an AFS asset in the Head Office segment, with Barclays' share of BAGL's dividend recognised in the Head Office income statement.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on a holding of 14.9% as at Q417. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective by the end of 2018.

Africa Banking	Year ended	Year ended
	31.12.171	31.12.16
Income statement information	£m	£m
Net interest income	1,024	2,169
Net fee, commission and other income	762	1,577
Total income	1,786	3,746
Credit impairment charges and other provisions	(177)	(445)
Net operating income	1,609	3,301
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	(1,130)	(2,345)
UK bank levy	-	(65)
Other net income excluding loss on sale of BAGL	5	6
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	484	897
Impairment of Barclays' holding in BAGL	(1,090)	-
Loss on sale of BAGL	(1,435)	-
(Loss)/profit before tax	(2,041)	897
Tax charge	(154)	(306)
(Loss)/profit after tax	(2,195)	591
Attributable (loss)/profit	(2,335)	189

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q417	Q317	Q2171	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	407	617	626	561	502	480
Net fee, commission and other income	-	-	297	465	441	421	377	338
Total income	-	-	704	1,082	1,067	982	879	818
Credit impairment charges and other provisions	-	-	(71)	(106)	(105)	(96)	(133)	(111)
Net operating income	-	-	633	976	962	886	746	707
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	-	-	(477)	(653)	(727)	(598)	(543)	(477)
UK bank levy	-	-	-	-	(65)	-	-	-
Other net income excluding loss on sale of BAGL	-	-	3	2	2	2	1	1
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	-	159	325	172	290	204	231
Impairment of Barclays' holding in BAGL	-	-	(206)	(884)	-	-	-	-
Loss on sale of BAGL	-	-	(1,435)	-	-	-	-	-
(Loss)/profit before tax	-	-	(1,482)	(559)	172	290	204	231
(Loss)/profit after tax	-	-	(1,537)	(658)	71	209	145	166
Attributable (loss)/profit	-	-	(1,534)	(801)	(52)	85	70	86

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	66.0	65.1	61.1	56.0	52.7
Risk weighted assets2	-	-	9.8	41.3	42.3	39.9	36.1	33.9

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.
2	RWAs at 31 December 2017 of £6.4bn (September 2017: £8.6bn) are reported in Head Office.

Quarterly Results Summary

Barclays Group
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,272	2,475	2,579	2,519	2,523	2,796	2,530	2,688
Net fee, commission and other income	2,750	2,698	2,479	3,304	2,469	2,650	3,442	2,353
Total income	5,022	5,173	5,058	5,823	4,992	5,446	5,972	5,041
Credit impairment charges and other provisions	(573)	(709)	(527)	(527)	(653)	(789)	(488)	(443)
Net operating income	4,449	4,464	4,531	5,296	4,339	4,657	5,484	4,598
Operating expenses excluding UK bank levy and litigation and conduct	(3,621)	(3,274)	(3,398)	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)
UK bank levy	(365)	-	-	-	(410)	-	-	-
Litigation and conduct	(383)	(81)	(715)	(28)	(97)	(741)	(447)	(78)
Operating expenses	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)
Other net income/(expenses)	13	(2)	241	5	310	502	(342)	20
Profit before tax	93	1,107	659	1,682	330	837	1,270	793
Tax (charge)/credit	(1,138)	(324)	(305)	(473)	50	(328)	(467)	(248)
(Loss)/profit after tax in respect of continuing operations	(1,045)	783	354	1,209	380	509	803	545
(Loss)/profit after tax in respect of discontinued operation	-	-	(1,537)	(658)	71	209	145	166

Attributable to:
Ordinary equity holders of the parent	(1,294)	583	(1,401)	190	99	414	677	433
Other equity instrument holders	181	157	162	139	139	110	104	104
Non-controlling interests	68	43	56	222	213	194	167	174

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,133.2	1,149.3	1,135.3	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9
Risk weighted assets	313.0	324.3	327.4	360.9	365.6	373.4	366.3	363.0
CRR leverage exposure	1,124.5	1,150.6	1,122.1	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0

Performance measures
Return on average tangible shareholders' equity	(10.3%)	5.1%	(11.0%)	1.8%	1.1%	3.6%	5.8%	3.8%
Average tangible shareholders' equity (£bn)	48.1	48.9	49.3	49.4	48.9	49.4	48.3	48.3
Cost: income ratio	87%	65%	81%	62%	87%	79%	65%	76%
Loan loss rate (bps)	56	66	49	47	58	66	41	40
Basic (loss)/earnings per share	(7.3p)	3.7p	(8.0p)	1.3p	0.8p	2.6p	4.2p	2.7p
Basic (loss)/earnings per share in respect of continuing operations	(7.3p)	3.7p	1.0p	6.1p	1.1p	2.1p	3.8p	2.2p

Quarterly Results by Business

Barclays UK
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,540	1,501	1,534	1,511	1,502	1,569	1,476	1,501
Net fee, commission and other income	330	351	286	330	326	374	467	302
Total income	1,870	1,852	1,820	1,841	1,828	1,943	1,943	1,803
Credit impairment charges and other provisions	(184)	(201)	(220)	(178)	(180)	(350)	(220)	(146)
Net operating income	1,686	1,651	1,600	1,663	1,648	1,593	1,723	1,657
Operating expenses excluding UK bank levy and litigation and conduct	(1,117)	(980)	(974)	(959)	(989)	(904)	(947)	(952)
UK bank levy	(59)	-	-	-	(48)	-	-	-
Litigation and conduct	(53)	(11)	(699)	4	(28)	(614)	(399)	(1)
Operating expenses	(1,229)	(991)	(1,673)	(955)	(1,065)	(1,518)	(1,346)	(953)
Other net (expenses)/income	(5)	1	(1)	-	-	-	(1)	-
Profit/(loss) before tax	452	661	(74)	708	583	75	376	704
Attributable profit/(loss)	245	423	(285)	470	383	(163)	141	467

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	183.8	182.2	166.6	164.5	166.4	166.6	166.0	166.2
Total assets	237.4	230.4	203.4	203.0	209.6	209.1	204.6	201.7
Customer deposits	193.4	189.3	187.4	184.4	189.0	185.5	181.7	179.1
Risk weighted assets	70.9	70.0	66.1	66.3	67.5	67.4	67.1	69.7

Performance measures
Return on average allocated tangible equity	10.7%	18.4%	(12.7%)	21.6%	18.2%	(7.1%)	6.6%	20.5%
Average allocated tangible equity (£bn)	9.6	9.4	8.7	8.9	8.6	8.7	9.0	9.3
Cost: income ratio	66%	54%	92%	52%	58%	78%	69%	53%
Loan loss rate (bps)	39	43	52	43	42	82	52	34
Net interest margin	3.32%	3.28%	3.70%	3.69%	3.56%	3.72%	3.56%	3.62%

Analysis of Barclays UK
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,020	926	933	944	934	970	1,068	919
Barclaycard Consumer UK	445	539	495	498	507	561	463	491
Wealth, Entrepreneurs & Business Banking	405	387	392	399	387	412	412	393
Total income	1,870	1,852	1,820	1,841	1,828	1,943	1,943	1,803

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(56)	(60)	(56)	(50)	(50)	(47)	(44)	(42)
Barclaycard Consumer UK	(124)	(145)	(149)	(123)	(118)	(291)	(169)	(105)
Wealth, Entrepreneurs & Business Banking	(4)	4	(15)	(5)	(12)	(12)	(7)	1
Total credit impairment charges and other provisions	(184)	(201)	(220)	(178)	(180)	(350)	(220)	(146)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	139.8	138.4	136.5	134.4	135.0	135.3	134.7	134.7
Barclaycard Consumer UK	16.4	16.3	16.2	16.1	16.5	16.2	16.2	16.0
Wealth, Entrepreneurs & Business Banking	27.6	27.5	13.9	14.0	14.9	15.1	15.1	15.5
Total loans and advances to customers at amortised cost	183.8	182.2	166.6	164.5	166.4	166.6	166.0	166.2

Analysis of customer deposits
Personal Banking	141.1	140.1	138.5	137.3	139.3	137.2	134.8	132.9
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	52.3	49.2	48.9	47.1	49.7	48.3	46.9	46.2
Total customer deposits	193.4	189.3	187.4	184.4	189.0	185.5	181.7	179.1

Barclays International
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	987	1,148	1,060	1,112	1,046	1,355	1,001	1,110
Net trading income	935	815	1,039	1,182	1,131	1,074	1,130	1,245
Net fee, commission and other income	1,397	1,352	1,511	1,844	1,415	1,422	1,908	1,158
Total income	3,319	3,315	3,610	4,138	3,592	3,851	4,039	3,513
Credit impairment charges and other provisions	(386)	(495)	(279)	(346)	(426)	(420)	(240)	(269)
Net operating income	2,933	2,820	3,331	3,792	3,166	3,431	3,799	3,244
Operating expenses excluding UK bank levy and litigation and conduct	(2,428)	(2,182)	(2,276)	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)
UK bank levy	(265)	-	-	-	(284)	-	-	-
Litigation and conduct	(255)	(5)	4	(13)	(17)	(17)	(10)	(4)
Operating expenses	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)
Other net income	21	19	202	12	5	8	11	8
Profit before tax	6	652	1,261	1,356	373	1,085	1,726	1,027
Attributable (loss)/profit	(1,168)	359	819	837	43	623	1,171	575

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	198.7	220.7	204.8	226.1	211.3	233.7	230.6	215.9
Trading portfolio assets	113.0	91.2	83.3	83.0	73.2	73.8	68.1	64.3
Derivative financial instrument assets	236.2	242.8	108.4	105.3	156.2	155.6	181.4	150.1
Derivative financial instrument liabilities	237.8	242.9	116.8	112.8	160.6	160.5	187.5	155.4
Reverse repurchase agreements and other similar secured lending	12.4	15.5	17.2	17.6	13.4	17.3	19.7	19.1
Financial assets designated at fair value	104.1	103.7	94.1	81.3	62.3	72.0	68.3	59.6
Total assets	856.1	867.1	681.6	677.2	648.5	681.9	679.9	618.4
Customer deposits	225.1	241.0	230.3	241.0	216.2	224.1	226.5	213.1
Risk weighted assets	210.3	218.2	212.2	214.3	212.7	214.6	209.3	202.2

Performance measures
Return on average allocated tangible equity	(15.9%)	5.4%	12.4%	12.5%	1.0%	10.0%	19.2%	9.5%
Average allocated tangible equity (£bn)	28.5	28.9	27.4	27.7	26.6	25.7	24.8	25.1
Cost: income ratio	89%	66%	63%	59%	78%	61%	52%	63%
Loan loss rate (bps)	76	88	54	62	78	71	41	50
Net interest margin	4.31%	4.21%	4.07%	4.06%	3.91%	4.21%	3.92%	3.78%

Analysis of Barclays International

Corporate and Investment Bank	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Macro	320	368	456	490	505	614	612	573
Credit	287	259	296	399	261	333	269	322
Equities	362	350	455	462	410	461	406	513
Markets	969	977	1,207	1,351	1,176	1,408	1,287	1,408
Banking fees	605	607	674	726	650	644	622	481
Corporate lending	269	277	278	269	303	284	312	296
Transaction banking	408	419	404	398	401	458	390	408
Banking	1,282	1,303	1,356	1,393	1,354	1,386	1,324	1,185
Other	1	-	1	38	1	1	-	3
Total income	2,252	2,280	2,564	2,782	2,531	2,795	2,611	2,596
Credit impairment (charges)/releases and other provisions	(127)	(36)	1	(51)	(90)	(38)	(37)	(95)
Operating expenses	(2,384)	(1,661)	(1,756)	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)
Other net income	7	10	116	-	1	-	-	-
(Loss)/profit before tax	(252)	593	925	790	155	885	909	701

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	160.1	181.7	166.3	187.4	171.6	196.9	195.2	183.0
Customer deposits	165.9	182.7	173.0	183.4	166.2	175.8	179.6	168.9
Risk weighted assets	176.2	185.2	178.9	180.6	178.6	182.5	178.4	172.6

Performance measures
Return on average allocated tangible equity	(20.2%)	5.9%	11.1%	8.2%	(1.2%)	9.2%	9.5%	7.3%
Average allocated tangible equity (£bn)	24.3	24.8	23.3	23.5	22.6	21.9	21.3	21.6

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,067	1,035	1,046	1,356	1,061	1,056	1,428	917
Credit impairment charges and other provisions	(259)	(459)	(280)	(295)	(336)	(382)	(203)	(174)
Operating expenses	(564)	(526)	(516)	(507)	(511)	(482)	(419)	(425)
Other net income	14	9	86	12	4	8	11	8
Profit before tax	258	59	336	566	218	200	817	326

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.6	39.0	38.5	38.7	39.7	36.8	35.4	32.9
Customer deposits	59.2	58.3	57.3	57.6	50.0	48.3	46.9	44.2
Risk weighted assets	34.1	33.0	33.3	33.7	34.1	32.1	30.9	29.6

Performance measures
Return on average allocated tangible equity	8.9%	2.2%	19.4%	36.4%	13.2%	14.8%	77.9%	23.4%
Average allocated tangible equity (£bn)	4.2	4.2	4.1	4.2	4.0	3.7	3.5	3.4

Head Office
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(254)	(174)	108	(115)	29	(206)	14	(20)
Net fee, commission and other income1	87	180	(24)	33	(38)	17	320	(13)
Total income	(167)	6	84	(82)	(9)	(189)	334	(33)
Credit impairment (charges)/releases and other provisions	(3)	(13)	(1)	-	-	1	(2)	1
Net operating (expenses)/income	(170)	(7)	83	(82)	(9)	(188)	332	(32)
Operating expenses excluding UK bank levy and litigation and conduct	(76)	(112)	(40)	(49)	15	(29)	(36)	(85)
UK bank levy	(41)	-	-	-	(2)	-	-	-
Litigation and conduct	(75)	(65)	(1)	(10)	(1)	(8)	(11)	(7)
Operating expenses	(192)	(177)	(41)	(59)	12	(37)	(47)	(92)
Other net (expenses)/income	(3)	(22)	(164)	-	159	(4)	(28)	1
(Loss)/profit before tax	(365)	(206)	(122)	(141)	162	(229)	257	(123)
Attributable (loss)/profit	(371)	(199)	(175)	(123)	223	(203)	182	(92)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	39.7	51.7	17.3	74.5	75.2	73.3	87.7	63.4
Risk weighted assets2	31.8	36.1	26.2	52.9	53.3	47.5	43.2	40.3

Performance measures
Average allocated tangible equity (£bn)	10.0	10.5	8.8	7.6	7.2	7.4	6.6	5.0

1
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised in other comprehensive income from Q117.

2	Includes Africa Banking RWAs.

Performance Management

Margins and balances
	Year ended 31.12.17			Year ended 31.12.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,086	174,484	3.49	6,048	167,233	3.62
Barclays International1	4,326	104,039	4.16	4,275	107,333	3.98
Total Barclays UK and Barclays International	10,412	278,523	3.74	10,323	274,566	3.76
Other2	(567)			214
Total net interest income	9,845			10,537

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking balances. Barclays Non-Core is included for the full comparative period and the first six months of the current period.

Total Barclays UK and Barclays International net interest income increased 1% to £10.4bn due to an increase in average customer assets to £278.5bn (2016: £274.6bn) with growth in Barclays UK partially offset by a reduction in Barclays International.

Net interest margin decreased 2bps to 3.74% primarily reflecting the integration of ESHLA loans from Non-Core on 1 July 2017 into Barclays UK, partially offset by broadly stable net interest income in Barclays International, despite reducing average customer assets. Group net interest income decreased to £9.8bn (2016: £10.5bn) including net structural hedge contributions of £1.3bn (2016: £1.5bn).

Net interest margin by business reflects movements in the Group's internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium.

Quarterly analysis for Barclays UK and Barclays International
	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.17	£m	£m	%
Barclays UK	1,540	184,058	3.32
Barclays International1	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67

Three months ended 30.09.17
Barclays UK	1,501	181,419	3.28
Barclays International1	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61

Three months ended 30.06.17
Barclays UK	1,534	166,345	3.70
Barclays International1	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84

Three months ended 31.03.17
Barclays UK	1,511	166,065	3.69
Barclays International1	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,632	278,125	3.84

Three months ended 31.12.16
Barclays UK	1,502	167,935	3.56
Barclays International1	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70

1	Barclays International margins include interest earning lending balances within the investment banking business.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. In 2016, there was a change in the proportion of bonuses which were deferred, to harmonise deferral structures across the Group, and amendments to the deferred bonuses, which accelerated the rate at which these are charged in the income statement, as illustrated on page 24. The combined effect of these changes was to increase the charge for 2016 by £395m, with lesser effects in 2017 and 2018. The changes were designed to more closely align the incentive awards granted with the income statement charge. Refer to the Remuneration Report on pages 93-116 of the Annual Report for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m	% Change
Incentive awards granted:
Current year bonus	990	1,018	3
Deferred bonus	442	441	-
Commissions and other incentives1	74	74	-
Total incentive awards granted	1,506	1,533	2

Reconciliation of incentive awards granted to income statement
Less: deferred bonuses granted but not charged in current year	(302)	(300)	(1)
Add: current year charges for deferred bonuses from previous years	457	690	34
Other differences between incentive awards granted and income	29	(26)
Income statement charge for performance costs	1,690	1,897	11

Other income statement charges:
Salaries	3,982	4,121	3
Social security costs	580	589	2
Post-retirement benefits	493	486	(2)
Other compensation costs	378	352	(7)
Total compensation costs2	7,123	7,445	4

Other resourcing costs3	1,437	1,978	27

Total staff costs	8,560	9,423	9

Group compensation as % of total income4	33.8	34.7

1	Represents the difference between incentive awards granted and the income statement charge for commissions, commitments and other long-term incentives.
2	In addition, Group compensation of £312m (2016: £212m) was capitalised as internally generated software.
3	Other resourcing costs include outsourcing, redundancy and restructuring costs, and other temporary staff costs.
4	Within the Corporate and Investment Bank, front office compensation as a percentage of total income was 25.5% (2016: 26.0%).

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected2
	Year ended	Year ended	Year ended	2019 and
	31.12.16	31.12.17	31.12.18	beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2014 and earlier bonus pools	301	96	12	-
Deferred bonuses from 2015 bonus pool	389	202	81	12
Deferred bonuses from 2016 bonus pool	141	159	86	56
Deferred bonuses from 2017 bonus pool	-	140	124	120
Income statement charge for deferred bonuses	831	597	303	188

1	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2018 and beyond.

Charging of deferred bonus profile

			Income statement charge profile2
Grant date	Expected payment date(s)1	Year	Post-2016 awards	Pre-2016 awards
March 2018		2017	33%	0%
		2018	33%	48%
	March 2019 (33.3%)	2019	22%	35%
	March 2020 (33.3%)	2020	10%	15%
	March 2021 (33.3%)	2021	2%	2%

1	Share awards may be subject to an additional holding period.
2	The income statement charge is based on the period over which conditions are met.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the firm, the process by which the firm sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight principal risks: Credit Risk; Market Risk; Treasury and Capital Risk; Operational Risk; Conduct Risk; Reputation Risk; Model Risk; and Legal Risk. Further detail on these risks and how they are managed is available in the 2017 Annual Report or online at: home.barclays/annualreport.

The following section gives an overview of Credit Risk and Treasury and Capital Risk for the period.

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans (CRL)	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rate
As at 31.12.17	£m	£m	£m	£m	%	£m	bps
Barclays UK	159,397	1,649	157,748	1,950	1.2	764	48
Barclays International	30,775	1,542	29,233	1,275	4.1	1,285	418
Head Office	9,333	296	9,037	710	7.6	16	17
Barclays Non-Core2	-	-	-	-	-	30	n/a
Total Group retail	199,505	3,487	196,018	3,935	2.0	2,095	105

Barclays UK	28,960	190	28,770	432	1.5	19	7
Barclays International	170,299	862	169,437	1,421	0.8	219	13
Head Office	7,103	113	6,990	206	2.9	1	1
Barclays Non-Core2	-	-	-	-	-	(1)	n/a
Total Group wholesale	206,362	1,165	205,197	2,059	1.0	238	12

Group total	405,867	4,652	401,215	5,994	1.5	2,333	57

Traded loans	3,140	n/a	3,140	n/a
Loans and advances designated at fair value	11,037	n/a	11,037	n/a
Loans and advances held at fair value	14,177	n/a	14,177	n/a

Total loans and advances	420,044	4,652	415,392	5,994

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Group total	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements.
2	Barclays Non-Core represents charges for the six months ended 30 June 2017, primarily relating to Italian mortgages transferred into Head Office on 1 July 2017.

Total loans and advances decreased £34.1bn to £415.4bn, including a £12.7bn decrease in net settlements and cash collateral and a £21.4bn decrease in other lending, primarily in Barclays International.

Credit risk loans (CRL) decreased to £6.0bn (December 2016: £6.5bn) and the ratio of CRLs to gross loans and advances remained stable at 1.5% (December 2016: 1.5%). Loan impairment charges decreased £19m to £2,333m. Overall, this resulted in a 4bps increase in the loan loss rate to 57bps.

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail and wholesale segments. In particular, home loans, credit cards, overdrafts and unsecured loans are covered for retail segments.

Secured home loans

The UK home loans portfolio comprises first lien home loans and accounts for 90% (December 2016: 89%) of the Group's total home loans balance.

Home loans principal portfolios
	Barclays UK
	As at 31.12.17	As at 31.12.16
Gross loans and advances (£m)	132,132	129,136
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Non-performing proportion of outstanding balances (%)	0.4	0.6
Annualised gross charge-off rate (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.3	0.4
Recovery book impairment coverage ratio (%)	11.2	9.1

Average LTV on home loans: balance weighted (%)	47.6	47.7
Average LTV on home loans: valuation weighted (%)	35.2	35.6

Average LTV on new mortgages: balance weighted (%)	63.8	63.4
Average LTV on new mortgages: valuation weighted (%)	56.0	54.4

Portfolio performance remained steady reflecting the continuing low base rate environment and stable economic conditions. The non-performing proportion of outstanding balances decreased due to improved performance and a reduction in repossession stock. The recovery book impairment coverage ratio increased driven by a reduction in the number of customers entering recoveries, reflecting lower entries into collections and better customer payment rates from those in collections.

Within the UK home loans portfolio:

●
owner-occupied interest-only home loans comprised 28% (December 2016: 31%) of total balances. The decrease was driven by a greater attrition rate compared to new business flow. The average balance weighted LTV on these loans reduced to 39.7% (December 2016: 41.7%), primarily driven by increases in the house price index across core regions, while the 90 day arrears rate excluding the recovery book remained steady at 0.3% (December 2016: 0.2%)

●
buy-to-let home loans comprised 11% (December 2016: 9%) of total balances. The average balance weighted LTV increased to 53.7% (December 2016: 52.6%), and the 90 day arrears rate excluding recovery book remained steady at 0.1% (December 2016: 0.1%)

Italian home loans of £9.2bn (December 2016: £10.0bn) are secured on residential property with an average balance weighted marked to market LTV of 61.0% (December 2016: 61.8%) and CRL coverage of 41% (December 2016: 36%). 90 day arrears and gross charge-off rates remained stable at 1.4% (December 2016: 1.2%) and 0.8% (December 2016: 0.8%) respectively, while the CRL book coverage ratio increased due to an update in the collateral valuation for accounts in the recovery book.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (December 2016: 88%) of the Group's total credit cards, unsecured loans and other retail lending.

Credit cards, unsecured loans and other retail lending principal portfolios
	Gross loans and advances1	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross charge-off rate	Recovery book proportion of outstanding balances	Recovery book impairment coverage ratio
As at 31.12.17	£m	%	%	%	%	%
Barclays UK
UK cards2	17,686	1.8	0.8	5.0	3.4	80.5
UK personal loans	6,255	2.5	1.2	3.3	4.7	77.2
Barclays International
US cards2	21,350	2.6	1.3	5.0	2.8	82.9
Barclays Partner Finance	3,814	1.3	0.5	2.6	2.4	78.1
Germany cards	1,976	2.5	1.0	3.8	2.7	78.0

As at 31.12.16
Barclays UK
UK cards2	17,833	1.9	0.9	5.5	3.0	83.8
UK personal loans	6,076	2.1	0.9	3.1	4.7	77.2
Barclays International
US cards2	23,915	2.6	1.3	4.5	2.4	83.6
Barclays Partner Finance	4,041	1.5	0.6	2.5	2.6	81.5
Germany cards	1,812	2.6	1.0	3.7	2.7	79.0

1	Gross loans and advances includes loans and advances to banks and customers. Risk metrics are based on exposures to customers.
2
For UK and US cards, outstanding recovery book balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recovery book impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post-acquisition.

UK cards: The annualised gross charge-off rate, which was higher in 2016 due to accelerated asset sales, normalised in 2017 to 5.0% (2016: 5.5%) and was in line with expectations. The recovery book proportion of outstanding balances increased reflecting accelerated charge-off of non-compliant forbearance plans. However, the recovery book impairment coverage ratio decreased, reflecting the one-time debt sale impact of accounts with lower recovery expectations.

UK personal loans: The 30 day arrears rate increased to 2.5% (December 2016: 2.1%) and the 90 day arrears rate increased to 1.2% (December 2016: 0.9%) reflecting increased flow into delinquency from 2016 bookings due to higher incidences of fraud and poorer performance in customers with multiple loans, coupled with a weaker performance in collections operations. Both the recovery book proportion of outstanding balances ratio of 4.7% (December 2016: 4.7%) and the recovery book impairment coverage ratio of 77.2% (December 2016: 77.2%) remained stable.

US cards: The annualised gross charge-off rate increased to 5.0% (December 2016: 4.5%) broadly in line with trends across the industry and also reflecting a one-off asset sale contributing to a reduction in outstanding balances. As a result, recovery as a proportion of total outstanding balances increased to 2.8% (December 2016: 2.4%).

Barclays Partner Finance: Portfolio arrears and the annualised gross charge-off rates remained broadly stable during 2017.

Germany cards: 90 day arrears and the annualised gross charge-off rates remained stable, while the recovery book coverage ratio improved reflecting better recoveries. In addition, Germany consumer loan balances increased to £1.4bn (December 2016: £1.2bn).

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing the Group's liquidity risk. The Liquidity Framework meets the Prudential Regulation Authority's (PRA) standards and is designed to maintain that the Group has liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 31 December 2017, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day combined market-wide and Barclays specific LRA scenario, and the LCR. During the year, the combined LRA scenario has been enhanced and improved to capture a Barclays specific stress coinciding with a market stress over the full stress horizon.

Compliance with internal and regulatory stress tests	Barclays' short-term LRA (30 day combined stress requirement)1	CRD IV LCR
	£bn	£bn
Eligible liquidity buffer	220	215
Net stress outflows	(175)	(140)
Surplus	45	75

Liquidity pool as a percentage of anticipated net outflows as at 31 December 2017	126%	154%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 20162	120%	131%

1
Of the three stress scenarios monitored as part of the short-term LRA, the 30 day combined stress scenario results in the lowest ratio at 126% (2016: 144%). This compared to 139% (2016: 134%) under the 90 day market-wide scenario and 131% (2016: 120%) under the 30 day Barclays specific scenario.

2	31 December 2016 reflected the Barclays specific scenario ratio of 120%, being the lowest ratio of the three scenarios. LCR and LRA included BAGL in 2016.

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Composition of the Group liquidity pool
	Liquidity pool	Liquidity pool of which CRD IV LCR-eligible			Liquidity pool
	As at 31.12.17	Cash	Level 1	Level 2A	As at 31.12.16
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	173	169	-	-	103

Government bonds2
AAA to AA-	31	-	29	-
BBB+ to BBB-	2	-	2	-
Other LCR ineligible government bonds	1	-	-	-
Total government bonds	34	-	31	-	39

Other
Government guaranteed issuers, PSEs and GSEs	6	-	5	2
International organisations and MDBs	4	-	4	-
Covered bonds	2	-	2	-
Other	1	-	1	-
Total other	13	-	12	2	23

Total as at 31 December 2017	220	169	43	2
Total as at 31 December 2016	165	101	55	3

1	Of which over 99% (2016: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 84% (2016: over 90%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

The Group liquidity pool was £220bn as at 31 December 2017 (December 2016: £165bn). During 2017, the month end liquidity pool ranged from £165bn to £232bn (December 2016: £132bn to £175bn), and the month end average balance was £202bn (December 2016: £153bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 31 December 2017, 93% (December 2016: 91%) of the liquidity pool was located in BBPLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc., a subsidiary of BBPLC. The portion of the liquidity pool outside of BBPLC is held against entity-specific stressed outflows and regulatory requirements. To the extent that the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

Deposit funding	As at 31.12.17			As at 31.12.16
	Loans and advances to customers	Customer deposits	Loan: deposit ratio	Loan: deposit ratio
Funding of loans and advances to customers	£bn	£bn	%	%
Barclays UK	184	193
Barclays International	101	162
Total retail and corporate funding1	285	355	80%	89%

Barclays International and Head Office2	81	74

Total Barclays Group	366	429	85%	93%

1
Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparative has been restated to include interest earning lending balances within the investment banking business.

2	Includes investment banking balances other than interest earning lending.

Retail and corporate loans and advances are largely funded by customer deposits. As at 31 December 2017, the loan: deposit ratio for these businesses was 80% (December 2016: 89%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The loan: deposit ratio for the Group was 85% (December 2016: 93%).

As at 31 December 2017, £153bn (December 2016: £139bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £4bn (December 2016: £4bn) of other liabilities insured or guaranteed by governments.

Wholesale funding

Composition of wholesale funding1

The Group's total wholesale funding outstanding (excluding repurchase agreements) was £157.4bn (December 2016: £157.8bn). Wholesale funding of £57.2bn (December 2016: £70.3bn) matures in less than one year, of which £13.8bn (December 2016: £21.5bn) relates to term funding.

As at 31 December 2017, outstanding wholesale funding comprised of £20.4bn (December 2016: £25.8bn) secured funding and £137.0bn (December 2016: £132.0bn) unsecured funding.

In 2017, the Group issued £11.5bn equivalent of capital and senior unsecured term debt from Barclays PLC (the Parent company) of which £6.1bn was in public senior unsecured debt and £5.4bn in capital instruments. In the same period, £6.1bn of BBPLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

The Group expects to continue to issue public wholesale debt in 2018 from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market.

Maturity profile of wholesale funding2
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	0.7	-	0.1	0.8	1.5	1.0	4.2	4.0	9.6	21.1
Senior unsecured (privately placed)	-	-	-	0.1	0.1	-	-	0.2	-	0.5	0.8
Subordinated liabilities	-	-	-	-	-	-	1.1	-	-	5.4	6.5
Barclays Bank PLC (including subsidiaries)
Deposits from banks	5.4	4.7	0.7	0.6	11.4	0.1	0.1	0.3	-	-	11.9
Certificates of deposit and commercial paper	2.4	8.1	7.1	7.0	24.6	1.2	0.8	0.6	0.4	0.1	27.7
Asset backed commercial paper	1.9	4.1	0.4	-	6.4	-	-	-	-	-	6.4
Senior unsecured (public benchmark)	-	-	-	-	-	2.5	0.6	0.6	-	1.1	4.8
Senior unsecured (privately placed)3	0.5	0.9	3.6	2.9	7.9	9.9	6.7	1.8	3.1	14.6	44.0
Covered bonds	-	1.0	-	-	1.0	1.8	1.0	1.0	2.4	1.3	8.5
Asset backed securities	-	-	0.6	0.2	0.8	1.7	1.0	-	0.1	1.8	5.4
Subordinated liabilities	2.3	0.1	0.8	-	3.2	0.1	0.8	5.2	3.5	4.5	17.3
Other4	0.5	-	0.1	0.4	1.0	0.2	0.2	0.3	-	1.3	3.0
Total as at 31 December 2017	13.0	19.6	13.3	11.3	57.2	19.0	13.3	14.2	13.5	40.2	157.4
Of which secured	1.9	5.1	1.1	0.2	8.3	3.5	2.0	1.0	2.5	3.1	20.4
Of which unsecured	11.1	14.5	12.2	11.1	48.9	15.5	11.3	13.2	11.0	37.1	137.0

Total as at 31 December 2016	16.6	17.3	16.4	20.0	70.3	14.3	14.4	8.6	14.1	36.1	157.8
Of which secured	3.7	5.6	3.4	2.3	15.0	1.8	3.2	0.4	1.0	4.4	25.8
Of which unsecured	12.9	11.7	13.0	17.7	55.3	12.5	11.2	8.2	13.1	31.7	132.0

1
The composition of wholesale funds comprised the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprised of public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.

3	Included structured notes of £33.4bn, £7.2bn of which matures within 1 year.
4	Primarily comprised of fair value deposits of £1.7bn.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England's statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times its leverage ratio, or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays' indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers, respectively;
●
Regulatory buffers including a 1.5% Global Systemically Important Institution (G-SII) buffer, 2.5% Capital Conservation Buffer (CCB) and 0.5% from the planned introduction of a 1% Countercyclical Capital Buffer (CCyB) for the UK1

MREL ratios and position

MREL ratios	As at 31.12.17	As at 31.12.16
Fully loaded CET1 capital	13.3%	12.4%
AT1 capital instruments and related share premium accounts	2.9%	1.8%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	1.0%
Term senior unsecured funding	6.8%	4.6%
Total Barclays PLC (the Parent company) MREL ratio	25.0%	19.8%
Qualifying AT1 capital (including minority interests) issued by subsidiaries2	1.1%	1.5%
Qualifying T2 capital (including minority interests) issued by subsidiaries2	2.2%	3.0%
Total MREL ratio on a transitional basis, including eligible BBPLC instruments	28.2%	24.2%

MREL position	£m	£m
Fully loaded CET1 capital	41,565	45,204
AT1 capital instruments and related share premium accounts	8,941	6,449
T2 capital instruments and related share premium accounts	6,472	3,769
Term senior unsecured funding	21,166	16,785
Total Barclays PLC (the Parent company) MREL position	78,144	72,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries2	3,408	5,315
Qualifying T2 capital (including minority interests) issued by subsidiaries2	6,789	11,109
Total MREL position on a transitional basis, including eligible BBPLC instruments	88,341	88,631

Total RWAs	313,033	365,649

1	2022 requirements subject to Bank of England review by the end of 2020.
2	Included other AT1 capital regulatory adjustments and deductions of £130m (December 2016: £130m) and other T2 capital regulatory adjustments and deductions of £251m (December 2016: £257m).

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor's Global (S&P), Moody's, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A	A1	A
Short-term	A-1	P-1	F1
Outlook	Stable	Negative	Rating watch positive

Barclays Bank UK PLC
Long-term	A (prelim)	(P) A1	A+ (EXP)
Short-term	A-1 (prelim)	(P) P-1	F1 (EXP)
Outlook	Stable	Unassigned	Stable

Barclays PLC
Long-term	BBB	Baa2	A
Short-term	A-2	P-3	F1
Outlook	Stable	Negative	Stable

All credit rating agencies took rating actions during the year to assign initial ratings to BBUKPLC in anticipation of the establishment of this entity as the UK ring-fenced bank in April 2018. There were also rating actions on the existing entities of BBPLC and Barclays PLC by some of the credit rating agencies as detailed below.

In September 2017, Fitch assigned an expected rating to BBUKPLC of A+, reflecting a one notch uplift from the expected stand-alone rating of A. This is due to the sufficient amount of junior debt they expect to be outstanding in BBUKPLC, referred to as qualifying junior debt (QJD). In the same rating action, Fitch revised the outlook of BBPLC from stable to rating watch positive in anticipation of assigning QJD uplift of one notch during 2018.

In October 2017, S&P upgraded long and short-term ratings of BBPLC by one notch to A/A-1 from A-/A-2 as S&P finalised their view of the status of BBPLC. They determined that BBPLC would remain core to the Group revising their previous expectation of a highly strategic status. Simultaneously, BBUKPLC was assigned a preliminary rating of A in anticipation that it too would be core to the Group. In November 2017, S&P also revised their view of UK economic risk for the UK banking sector, which led to outlooks for Barclays PLC, BBPLC and BBUKPLC being revised from negative to stable.

Moody's assigned a provisional rating to BBUKPLC in October 2017 of (P)A1. The negative outlooks for Barclays PLC and BBPLC have remained in place since the outcome of the EU referendum in June 2016. Since October 2017, the implementation of ring-fencing has been included in the rationale for the maintenance of BBPLC's negative outlook.

Barclays also solicits issuer ratings from R&I and the ratings of A- for Barclays PLC and A for BBPLC were affirmed in July 2017 with stable outlooks.

CRD IV capital

Barclays' end point CET1 regulatory requirement is expected to be 11.4% comprising of a 4.5% Pillar 1 minimum, a 2.5% CCB, a 1.5% G-SII buffer, a 2.4% Pillar 2A requirement and an expected 0.5% CCyB.

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer was set at 2% with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017 the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 25 September 2017 the Financial Policy Committee (FPC) reaffirmed that it expects to increase the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018 and to 1% applicable from 28 November 2018. Based on current UK exposures, Barclays' CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction, however based on current exposures these are not material.

Barclays' Pillar 2A requirement as per the PRA's Individual Capital Guidance (ICG) for Q417 and 2018 is 4.3% of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidation basis based on Barclays' holding in BAGL of 14.9%.

As at 31 December 2017, Barclays' CET1 ratio was 13.3% which exceeded the 2017 transitional minimum requirement of 9.2%, which comprised of a 4.5% Pillar 1 minimum, a 2.4% Pillar 2A requirement, a 1.25% CCB, a 1% G-SII buffer and a 0% CCyB.

Capital ratios	As at	As at	As at
	31.12.17	30.09.17	31.12.16
Fully loaded CET11,2	13.3%	13.1%	12.4%
PRA transitional tier 13,4	17.2%	16.9%	15.6%
PRA transitional total capital3,4	21.5%	21.2%	19.6%

Capital resources	£m	£m	£m
Total equity (excluding non-controlling interests) per the balance sheet	63,905	64,649	64,873
Less: other equity instruments (recognised as AT1 capital)	(8,941)	(8,940)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(392)	(284)	(388)

Minority interests (amount allowed in consolidated CET1)	-	-	1,825

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,385)	(1,462)	(1,571)
Goodwill and intangible assets	(7,908)	(7,787)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(593)	(482)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,161)	(1,195)	(2,104)
Excess of expected losses over impairment	(1,239)	(1,423)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	83	28	86
Defined benefit pension fund assets	(732)	(683)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	-	-	(183)
Other regulatory adjustments	(22)	(42)	45
Fully loaded CET1 capital	41,565	42,329	45,204

AT1 capital
Capital instruments and related share premium accounts	8,941	8,940	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,538	3,802	5,445
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital5	12,349	12,612	11,764

PRA transitional tier 1 capital	53,914	54,941	56,968

T2 capital
Capital instruments and related share premium accounts	6,472	6,371	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	7,040	7,839	11,366
Other regulatory adjustments and deductions	(251)	(251)	(257)
PRA transitional total regulatory capital	67,175	68,900	71,846

Total RWAs	313,033	324,296	365,649

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' tier 2 Contingent Capital Notes was 13.9% based on £43.5bn of transitional CRD IV CET1 capital and £313bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 31 December 2017, Barclays' fully loaded tier 1 capital was £50,376m, and the fully loaded tier 1 ratio was 16.1%. Fully loaded total regulatory capital was £64,646m and the fully loaded total capital ratio was 20.7%. The fully loaded tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £12.3bn transitional AT1 capital, fully loaded AT1 capital comprised the £8.9bn of contingent convertible instruments issued by Barclays PLC (the Parent company) and related share premium accounts, and £0.1bn capital deductions. It excludes £3.5bn legacy tier 1 capital instruments issued by subsidiaries that are subject to grandfathering. For the leverage ratio, only the AT1 capital on a fully loaded basis is applicable.

Movement in CET1 capital	Three months ended	Year ended
	31.12.17	31.12.17
	£m	£m
Opening CET1 capital	42,329	45,204

Loss for the period attributable to equity holders	(1,113)	(1,283)
Own credit relating to derivative liabilities	9	78
Dividends paid and foreseen	(240)	(978)
Decrease in retained regulatory capital generated from earnings	(1,344)	(2,183)

Net impact of share schemes	133	86
Available for sale reserve	477	438
Currency translation reserve	(86)	3
Other reserves	27	(920)
Increase/(decrease) in other qualifying reserves	551	(393)

Pension re-measurements within reserves	30	53
Defined benefit pension fund asset deduction	(49)	(694)
Net impact of pensions	(19)	(641)

Minority interests	-	(1,825)
Additional value adjustments (PVA)	77	186
Goodwill and intangible assets	(121)	1,146
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(111)	(99)
Excess of expected loss over impairment	184	55
Deferred tax assets arising from temporary differences (amount above 10% threshold)	-	183
Other regulatory adjustments	19	(68)
Increase/(decrease) in regulatory capital due to adjustments and deductions	48	(422)

Closing CET1 capital	41,565	41,565

CET1 capital decreased to £41.6bn (December 2016: £45.2bn) due to the following:

●
A £1.3bn loss for the period attributable to equity holders reflecting profit after tax of £1.1bn, including the net tax charge of £0.9bn due to the re-measurement of US DTAs in Q417, offset by £2.3bn of losses in respect of the discontinued operation. The discontinued operation losses, resulting from the impairment of Barclays' holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

●	A £1.0bn decrease for dividends paid and foreseen
●	A £0.4bn increase in the available for sale reserve primarily due to gains from changes in fair value on BAGL's remaining shares held as available for sale
●
The currency translation reserve remained in line largely due to the £1.4bn recycling of BAGL losses to the income statement which were offset by a £1.3bn decrease driven by the depreciation of period end USD against GBP

●
A £0.9bn decrease in other reserves which included a £0.5bn decrease as a result of USD preference share redemptions and £0.4bn of separation payments in relation to the sale of Barclays' holding in BAGL

●
A £0.6bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increase relates to the UK Retirement Fund (UKRF) which is the Group's main pension scheme, moving from a small deficit in December 2016 to a £1.0bn surplus, largely due to payment of deficit contributions

●	A £1.8bn decrease due to BAGL minority interests which are no longer eligible as a result of proportional consolidation of BAGL
●	A £1.1bn increase due to a reduced goodwill and intangible assets deduction largely as a result of the impairment of Barclays' holding in BAGL allocated to goodwill

Risk weighted assets by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.12.17	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	3,811	54,955	-	-	-	-	-	-	12,167	70,933
Barclays International	49,058	69,520	17,000	17,243	101	2,776	13,313	13,547	27,708	210,266
Head Office1	2,907	9,766	65	633	-	225	88	1,365	16,785	31,834
Barclays Group	55,776	134,241	17,065	17,876	101	3,001	13,401	14,912	56,660	313,033

As at 30.09.17
Barclays UK	4,278	53,364	3	-	-	31	-	-	12,338	70,014
Barclays International	47,775	79,013	17,830	17,387	68	2,847	12,985	12,774	27,537	218,216
Head Office1	4,241	12,274	89	585	-	151	114	1,827	16,785	36,066
Barclays Group	56,294	144,651	17,922	17,972	68	3,029	13,099	14,601	56,660	324,296

As at 31.12.16
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office1	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

1	Includes Africa Banking RWAs.

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(11.0)	(1.2)	5.4	-	(6.8)
Acquisitions and disposals	(31.7)	(1.5)	(1.6)	-	(34.8)
Book quality	(3.5)	0.5	0.1	-	(2.9)
Model updates	(1.4)	-	-	-	(1.4)
Methodology and policy	0.6	(2.2)	(0.6)	-	(2.2)
Foreign exchange movements1	(4.5)	-	-	-	(4.5)
As at 31.12.17	190.0	38.0	28.3	56.7	313.0

1	Foreign exchange movements do not include foreign exchange for counterparty credit risk or market risk.

RWAs decreased £52.6bn to £313.0bn:

●
Book size decreased RWAs £6.8bn primarily due to portfolio rundowns related to Barclays Non-Core, the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act, and securitisation transactions, partially offset by increased trading activity in the investment banking business

●	Acquisitions and disposals decreased RWAs £34.8bn primarily as a result of the proportional consolidation of BAGL
●	Book quality decreased RWAs £2.9bn primarily due to changes in risk profile in CIB
●	Model updates decreased RWAs £1.4bn primarily due to model changes in Africa Banking prior to the sell down of Barclays' holding in BAGL
●	Methodology and policy decreased RWAs £2.2bn primarily due to a revised calculation basis for modelled derivative exposures
●	Foreign exchange movements decreased RWAs £4.5bn primarily due to the depreciation of period end USD against GBP

Leverage ratios and exposures

In October 2017, following the FPC recommendation, the PRA increased the minimum requirement for the UK leverage ratio from 3% to 3.25%. Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.6% as at 31 December 2017; this comprises the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.35% and a countercyclical leverage ratio buffer (CCLB) which is currently nil. Although the leverage ratio is expressed in terms of tier 1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.4bn. The fully loaded expected end point UK leverage requirement is 4.0%.

Barclays is required to disclose an average UK leverage ratio which is based on capital and exposure measures on the last day of each month in the quarter; as well as a UK leverage ratio which is based on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures. Barclays is also required to disclose a Capital Requirements Regulation (CRR) leverage ratio, which is based on the end point CRR definition of tier 1 capital and the CRR definition of leverage exposure.

Leverage ratios	As at 31.12.17	As at 30.09.17	As at 31.12.16
	£bn	£bn	£bn
Average UK leverage exposure	1,045	1,035	1,137
Average fully loaded tier 1 capital	51.2	51.2	51.6
Average UK leverage ratio	4.9%	4.9%	4.5%
UK leverage ratio	5.1%	5.1%	5.0%
CRR leverage ratio	4.5%	4.4%	4.6%

UK leverage exposure
Accounting assets
Derivative financial instruments	238	244	347
Cash collateral	53	56	67
Reverse repurchase agreements and other similar secured lending	12	15	13
Financial assets designated at fair value1	116	116	79
Loans and advances and other assets	714	718	707
Total IFRS assets	1,133	1,149	1,213

Regulatory consolidation adjustments	8	13	(6)

Derivatives adjustments
Derivatives netting	(217)	(222)	(313)
Adjustments to cash collateral	(42)	(42)	(50)
Net written credit protection	14	15	12
Potential future exposure (PFE) on derivatives	120	124	136
Total derivatives adjustments	(125)	(125)	(215)

Securities financing transactions (SFTs) adjustments	19	23	29

Regulatory deductions and other adjustments	(13)	(13)	(15)
Weighted off-balance sheet commitments	103	104	119
CRR leverage exposure	1,125	1,151	1,125

Qualifying central bank claims	(140)	(148)	(75)
UK leverage exposure	985	1,002	1,050

Fully loaded CET1 capital	41.6	42.3	45.2
Fully loaded AT1 capital	8.8	8.8	6.8
Fully loaded tier 1 capital	50.4	51.1	52.0

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £100bn (December 2016: £63bn).

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of AT1 securities, the reduction in Non-Core related exposures and due to regulatory proportional consolidation of BAGL.

The CRR leverage ratio decreased to 4.5% (December 2016: 4.6%). The difference between the average UK leverage ratio and the CRR leverage ratio movement is primarily driven by an increase in cash at central banks, which are excluded from the UK leverage ratio calculation. Additionally, the year end fully loaded tier 1 capital is lower than the average due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act.

●
Loans and advances and other assets increased £7bn to £714bn. This was primarily due to a £69bn increase in cash and balances at central banks largely driven by an increase in the cash contribution to the Group liquidity pool mainly exempt under UK leverage rules and a £70bn decrease in assets held for sale driven by the sell down of Barclays' holding in BAGL

●	Reverse repurchase agreements increased £36bn to £112bn primarily due to an increase in matched book trading
●
Net derivative leverage exposures decreased £33bn to £166bn due to a reduction in interest rate and foreign exchange derivatives, the rundown of Non-Core related assets, a decrease in cash collateral and the depreciation of period end USD and JPY against GBP

●	Regulatory consolidation adjustments increased £14bn to £8bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays' holding
●	Weighted off balance sheet commitments decreased £16bn to £103bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays' holding

Additional Barclays regulatory disclosures are prepared in accordance with the European Banking Authority (EBA) Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (refer to the Barclays Pillar 3 Report) and will be disclosed on 22 February 2018, available at home.barclays/results.

Net interest income sensitivity (AEaR) by business unit

The table below shows a sensitivity analysis on pre-tax net interest income for non-trading financial assets and financial liabilities, including the effect of any hedging. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 168 of the Barclays Pillar 3 Report. Note that this metric assumes an instantaneous parallel change to interest rate forward curves. The model floors shocked market rates at zero; changes in net interest income sensitivity are only observed where forward rates are greater than zero. The main model assumptions are: (i) one year time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for assumed behavioural profiles (e.g. considers that customers may remortgage before the contractual maturity); and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

	Barclays UK	Barclays International	Barclays Non-Core	Total
As at 31.12.171,2,3	£m	£m	£m	£m
+100bps	45	31	-	76
+25bps	11	9	-	20
-25bps	(61)	(22)	-	(83)

As at 31.12.161,2,3
+100bps	19	46	6	71
+25bps	5	16	1	22
-25bps	(130)	(90)	-	(220)

1	Excludes the investment banking business.
2
Excludes treasury operations, which are driven by the firm's investments in the liquidity pool, which are risk managed using value-based risk measures described on pages 168-169 of the Barclays Pillar 3 Report. Treasury's net interest income (AEaR) sensitivity to a +25/-25bps move is £13m/£(2)m respectively.

3	Expected fixed rate mortgage pipeline completions in Barclays UK assumed to be consistent with level and timing of pipeline hedging.

Net interest income asymmetry arises due to the current low level of interest rates. Modelled net interest income sensitivity to a -25bp shock to rates has however reduced year-on-year as a result of the change in UK base rate increasing from 0.25% to 0.5% in November 2017.

Both Barclays UK and Barclays International exposures to falling rates have reduced as a result of the higher base rate environment and the movement of customer savings rates away from the implicit customer savings market 0% floor.

Net interest income sensitivity (AEaR) by currency1

	As at 31.12.17		As at 31.12.16
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
GBP	12	(76)	9	(215)
USD	1	(1)	3	(5)
EUR	4	(1)	7	1
Other currencies	3	(5)	3	(1)
Total	20	(83)	22	(220)
As a percentage of net interest income	0.20%	(0.84%)	0.21%	(2.09%)

1	Excludes the investment banking business and treasury operations.

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 42 to 46), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2017; and

●
to the best of their knowledge, the management information (set out on pages 1 to 40) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2017.

Signed on behalf of the Board by

James E Staley                                                                                          Tushar Morzaria
Group Chief Executive                                                                               Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Sir Ian Cheshire
Mary Francis CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Matthew Lester
Dambisa Moyo
Diane Schueneman
Mike Turner CBE

Condensed Consolidated Financial Statements

Condensed consolidated income statement
		Year ended	Year ended
		31.12.17	31.12.16
Continuing operations	Notes1	£m	£m
Net interest income		9,845	10,537
Net fee and commission income		6,814	6,768
Net trading income		3,500	2,768
Net investment income		861	1,324
Other income		56	54
Total income		21,076	21,451
Credit impairment charges and other provisions		(2,336)	(2,373)
Net operating income		18,740	19,078

Staff costs		(8,560)	(9,423)
Administration and general expenses		(6,896)	(6,915)
Operating expenses		(15,456)	(16,338)

Profit on disposal of undertakings and share of results of associates and joint ventures		257	490
Profit before tax		3,541	3,230
Tax charge	1	(2,240)	(993)
Profit after tax in respect of continuing operations		1,301	2,237
(Loss)/profit after tax in respect of discontinued operation	12	(2,195)	591
(Loss)/profit after tax		(894)	2,828

Attributable to:
Ordinary equity holders of the parent		(1,922)	1,623
Other equity instrument holders2	10	639	457
Total equity holders		(1,283)	2,080
Profit attributable to non-controlling interests in respect of continuing operations	2	249	346
Profit attributable to non-controlling interests in respect of discontinued operation	2	140	402
(Loss)/profit after tax		(894)	2,828

Earnings per share		p	p
Basic (loss)/earnings per ordinary share2	3	(10.3)	10.4
Basic earnings per ordinary share in respect of continuing operations	3	3.5	9.3
Basic (loss)/earnings per ordinary share in respect of discontinued operation	3	(13.8)	1.1
Diluted (loss)/earnings per ordinary share2	3	(10.1)	10.3
Diluted earnings per ordinary share in respect of continuing operations	3	3.4	9.2
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	3	(13.5)	1.1

1	For notes to the Financial Statements see pages 47 to 54.
2
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Condensed consolidated statement of comprehensive income
		Year ended	Year ended
		31.12.17	31.12.16
	Notes1	£m	£m
(Loss)/profit after tax		(894)	2,828
Profit after tax in respect of continuing operations		1,301	2,237
(Loss)/profit after tax in respect of discontinued operation		(2,195)	591

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve2	11	(1,337)	3,024
Available for sale reserve	11	449	(387)
Cash flow hedge reserve	11	(948)	798
Other		(5)	13
Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations		(1,841)	3,448

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit re-measurements		53	(980)
Own credit3	11	(11)	-
Other comprehensive income/(loss) not recycled to profit or loss from continuing operations		42	(980)

Other comprehensive (loss)/income from continuing operations		(1,799)	2,468

Other comprehensive income from discontinued operation		1,301	1,520

Total comprehensive (loss)/income:
Total comprehensive (loss)/income, net of tax from continuing operations		(498)	4,705
Total comprehensive (loss)/income, net of tax from discontinued operation		(894)	2,111
Total comprehensive (loss)/income		(1,392)	6,816

Attributable to:
Equity holders of the parent		(1,749)	5,233
Non-controlling interests	2	357	1,583
Total comprehensive (loss)/income for the period		(1,392)	6,816

1	For notes to the Financial Statements see pages 47 to 54.
2	Included a £189m loss (2016: £101m gain) on recycling of currency translation differences.
3
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously recorded in the income statement, is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During the year ended 31 December 2017, a £4m loss (net of tax) on own credit has been booked in the reserve.

Condensed consolidated balance sheet
		As at	As at
		31.12.17	31.12.16
Assets	Notes1	£m	£m
Cash and balances at central banks		171,082	102,353
Items in the course of collection from other banks		2,153	1,467
Trading portfolio assets		113,760	80,240
Financial assets designated at fair value		116,281	78,608
Derivative financial instruments		237,669	346,626
Financial investments		58,916	63,317
Loans and advances to banks		35,663	43,251
Loans and advances to customers		365,552	392,784
Reverse repurchase agreements and other similar secured lending		12,546	13,454
Current and deferred tax assets		3,939	5,430
Prepayments, accrued income and other assets		2,389	2,893
Investments in associates and joint ventures		718	684
Goodwill and intangible assets		7,849	7,726
Property, plant and equipment		2,572	2,825
Retirement benefit assets	8	966	14
Assets included in disposal groups classified as held for sale	12	1,193	71,454
Total assets		1,133,248	1,213,126

Liabilities
Deposits from banks		37,723	48,214
Items in the course of collection due to other banks		446	636
Customer accounts		429,121	423,178
Repurchase agreements and other similar secured borrowing		40,338	19,760
Trading portfolio liabilities		37,351	34,687
Financial liabilities designated at fair value		173,718	96,031
Derivative financial instruments		238,345	340,487
Debt securities in issue2		73,314	75,932
Subordinated liabilities	6	23,826	23,383
Accruals, deferred income and other liabilities		8,565	8,871
Current and deferred tax liabilities		630	766
Provisions	7	3,543	4,134
Retirement benefit liabilities	8	312	390
Liabilities included in disposal groups classified as held for sale	12	-	65,292
Total liabilities		1,067,232	1,141,761

Equity
Called up share capital and share premium	9	22,045	21,842
Other reserves	11	5,383	6,051
Retained earnings		27,536	30,531
Shareholders' equity attributable to ordinary shareholders of the parent		54,964	58,424
Other equity instruments	10	8,941	6,449
Total equity excluding non-controlling interests		63,905	64,873
Non-controlling interests	2	2,111	6,492
Total equity		66,016	71,365

1	For notes to the Financial Statements see pages 47 to 54.
2	Debt securities in issue included covered bonds of £8.5bn (December 2016: £12.4bn).

Condensed consolidated statement of changes in equity

	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies3	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	639	-	413	1,052	249	1,301
Other comprehensive profit after tax for the period	-	-	(1,846)	48	(1,798)	(1)	(1,799)
Total comprehensive income net of tax from continuing operations	-	639	(1,846)	461	(746)	248	(498)
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	-	639	(514)	(1,874)	(1,749)	357	(1,392)
Issue of new ordinary shares	117	-	-	-	117	-	117
Issue of shares under employee share schemes	86	-	-	505	591	-	591
Issue and exchange of other equity instruments	-	2,490	-	-	2,490	-	2,490
Dividends paid	-	-	-	(509)	(509)	(415)	(924)
Coupons paid on other equity instruments	-	(639)	-	174	(465)	-	(465)
Redemption of preference shares	-	-	-	(479)	(479)	(860)	(1,339)
Treasury shares	-	-	14	(636)	(622)	-	(622)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,462)	(3,821)
Other movements	-	2	7	8	17	(1)	16
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016

Year ended 31.12.16
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	457	-	1,434	1,891	346	2,237
Other comprehensive profit after tax for the period	-	-	3,433	(968)	2,465	3	2,468
Total comprehensive income net of tax from continuing operations	-	457	3,433	466	4,356	349	4,705
Total comprehensive income net of tax from discontinued operation	-	-	694	183	877	1,234	2,111
Total comprehensive income for the year	-	457	4,127	649	5,233	1,583	6,816
Issue of new ordinary shares	68	-	-	-	68	-	68
Issue of shares under employee share schemes	188	-	-	668	856	-	856
Issue and exchange of other equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends paid	-	-	-	(757)	(757)	(575)	(1,332)
Coupons paid on other equity instruments	-	(457)	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	(417)	(417)	(1,170)	(1,587)
Treasury shares	-	-	26	(415)	(389)	-	(389)
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other movements	-	12	-	3	15	(1)	14
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365

1	Details of called up share capital and share premium, other equity instruments and other reserves are shown on pages 51-52.
2	Details of non-controlling interests are shown on page 47.
3
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously recorded in the income statement, is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During the year ended 31 December 2017, a £4m loss (net of tax) on own credit has been booked in the reserve.

Condensed consolidated cash flow statement
	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Profit before tax	3,541	3,230
Adjustment for non-cash items	6,023	(15,355)
Changes in operating assets and liabilities	51,855	24,191
Corporate income tax paid	(708)	(780)
Net cash from operating activities	60,711	11,286
Net cash from investing activities	3,502	36,707
Net cash from financing activities	961	(1,317)
Effect of exchange rates on cash and cash equivalents	(4,773)	10,473
Net increase in cash and cash equivalents from continuing operations	60,401	57,149
Net cash from discontinued operation	101	405
Net increase in cash and cash equivalents	60,502	57,554
Cash and cash equivalents at beginning of the period	144,110	86,556
Cash and cash equivalents at end of the period	204,612	144,110

Financial Statement Notes

1.   Tax

The effective tax rate of 63.3% is higher than the UK corporation tax rate of 19.25% and higher than the effective tax rate for 2016 of 30.7%, primarily due to the impact of the Tax Cuts and Jobs Act ("US Tax Reform"), enacted on 22 December 2017, which reduced the US federal corporate income tax rate from 35% to 21%. This has resulted in a one-off tax charge as a result of the re-measurement of the Group's US deferred tax assets in 2017. This downward re-measurement of the Group's US DTAs as a result of the rate reduction is partially offset by the increase in the value of BBPLC's US branch DTAs as a result of BBPLC making a tax election in the period to exclude the future profits and losses of its overseas branches from UK taxation.

	Assets		Liabilities
	As at 31.12.17	As at 31.12.16	As at 31.12.17	As at 31.12.16
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	482	561	(586)	(737)
Deferred tax	3,457	4,869	(44)	(29)
Total	3,939	5,430	(630)	(766)

	As at 31.12.17	As at 31.12.16
Deferred tax assets and liabilities	£m	£m
Intermediate Holding Company (IHC) - US tax group	1,413	2,207
Barclays Bank PLC (US branch) - US tax group	1,234	1,766
Barclays PLC - UK tax group	492	575
Other	318	321
Deferred tax assets	3,457	4,869
Deferred tax liabilities	(44)	(29)
Net deferred tax	3,413	4,840

Analysis of net deferred tax
Temporary differences	2,817	4,337
Tax losses	596	503
Net deferred tax	3,413	4,840

2.   Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended 31.12.17	Year ended 31.12.16	As at 31.12.17	As at 31.12.16
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	242	340	1,838	2,698
- Upper tier 2 instruments	3	3	272	272
Barclays Africa Group Limited	140	402	-	3,507
Other non-controlling interests	4	3	1	15
Total	389	748	2,111	6,492

Equity attributable to non-controlling interests decreased £4,381m to £2,111m in 2017 driven by the sale of 33.7% of BAGL's issued share capital and the redemption of preference shares issued by BBPLC.

3.   Earnings per share

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
(Loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations	(1,922)	1,623
Tax credit on profit after tax attributable to other equity instrument holders	174	128
Total (loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations1	(1,748)	1,751

Continuing operations
Profit attributable to ordinary equity holders of the parent in respect of continuing operations	413	1,434
Tax credit on profit after tax attributable to other equity instrument holders	174	128
Profit attributable to equity holders of the parent in respect of continuing operations	587	1,562

Discontinued operation
(Loss)/profit attributable to ordinary equity holders of the parent in respect of discontinued operation	(2,335)	189
Dilutive impact of convertible options in respect of discontinued operation	-	(1)
(Loss)/profit attributable to equity holders of the parent in respect of discontinued operation including dilutive impact on convertible options	(2,335)	188

(Loss)/profit attributable to equity holders of the parent in respect of continuing and discontinued operations including dilutive impact on convertible options	(1,748)	1,750

	m	m
Basic weighted average number of shares in issue	16,996	16,860
Number of potential ordinary shares	288	184
Diluted weighted average number of shares	17,284	17,044

	p	p
Basic (loss)/earnings per ordinary share1	(10.3)	10.4
Basic earnings per ordinary share in respect of continuing operations1	3.5	9.3
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(13.8)	1.1
Diluted (loss)/earnings per ordinary share1	(10.1)	10.3
Diluted earnings per ordinary share in respect of continuing operations1	3.4	9.2
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	(13.5)	1.1

1
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

4.   Dividends on ordinary shares

It is Barclays' policy to declare and pay dividends on a semi-annual basis. A final dividend in respect of 2017 of 2.0p per ordinary share will be paid on 5 April 2018 to shareholders on the Share Register on 2 March 2018 and accounted for as a distribution of retained earnings in the year ending 31 December 2018. The financial statements for 2017 include the following dividends paid during the year:

	Year ended 31.12.17		Year ended 31.12.16
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Final dividend paid during period	2.0	339	3.5	588
Interim dividend paid during period	1.0	170	1.0	169
Total	3.0	509	4.5	757

5.   Fair value of assets and liabilities

The following table shows the Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value	Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As at 31.12.17	£m	£m	£m	£m
Trading portfolio assets	63,925	47,858	1,977	113,760
Financial assets designated at fair value	4,347	104,187	7,747	116,281
Derivative financial instruments	3,786	228,549	5,334	237,669
Available for sale investments	22,841	30,571	395	53,807
Investment property	-	-	116	116
Assets included in disposal groups classified as held for sale1	-	-	29	29
Total assets	94,899	411,165	15,598	521,662

Trading portfolio liabilities	(20,905)	(16,442)	(4)	(37,351)
Financial liabilities designated at fair value		(173,238)	(480)	(173,718)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)
Liabilities included in disposal groups classified as held for sale1	-	-	-	-
Total liabilities	(24,536)	(419,197)	(5,681)	(449,414)

As at 31.12.16
Trading portfolio assets	41,550	36,625	2,065	80,240
Financial assets designated at fair value	4,031	64,630	9,947	78,608
Derivative financial assets	5,261	332,819	8,546	346,626
Available for sale investments	21,218	36,551	372	58,141
Investment property	-	-	81	81
Assets included in disposal groups classified as held for sale1	6,754	8,511	6,009	21,274
Total assets	78,814	479,136	27,020	584,970

Trading portfolio liabilities	(20,205)	(14,475)	(7)	(34,687)
Financial liabilities designated at fair value	(70)	(95,121)	(840)	(96,031)
Derivative financial liabilities	(5,051)	(328,265)	(7,171)	(340,487)
Liabilities included in disposal groups classified as held for sale1	(397)	(5,224)	(6,201)	(11,822)
Total liabilities	(25,723)	(443,085)	(14,219)	(483,027)

1	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

6.   Subordinated liabilities

	Year ended 31.12.17	Year ended 31.12.16
Dated and undated subordinated liabilities	£m	£m
Balance as at 1 January	23,383	21,467
Issuances	3,041	1,457
Redemptions	(1,378)	(1,143)
Other	(1,220)	1,602
Balance as at 31 December	23,826	23,383

Issuances totalling £3,041m were made up of $2,000m 4.836% Fixed Rate Subordinated Callable Notes (£1,547m), €1,500m 2% Fixed Rate Subordinated Callable Notes (£1,384m) and SGD 200m 3.75% Fixed Rate Resetting Subordinated Callable Notes (£110m). Redemptions totalling £1,378m included £133m 6.375% Undated Subordinated Notes, $1,556m 6.05% Fixed Rate Subordinated Notes (£1,151m), $117m 7.434% Step-up Callable Perpetual Reserve Capital Instruments (£87m) and instruments issued by other subsidiaries (£7m). Other movements included a decrease of £1,220m largely due to the depreciation of period end USD against GBP.

7. Provisions	As at	As at
	31.12.17	31.12.16
	£m	£m
UK customer redress:
- Payment Protection Insurance redress	1,606	1,979
- Other customer redress	639	712
Legal, competition and regulatory matters	435	455
Redundancy and restructuring	159	206
Undrawn contractually committed facilities and guarantees	79	67
Onerous contracts	225	385
Sundry provisions	400	330
Total	3,543	4,134

Payment Protection Insurance (PPI) redress

As at 31 December 2017, Barclays had recognised cumulative provisions totalling £9.2bn (December 2016: £8.4bn) against the cost of PPI redress and associated processing costs, with utilisation of £7.6bn (December 2016: £6.4bn), leaving a residual provision of £1.6bn (December 2016: £2.0bn).

Through to 31 December 2017, 2.1m (December 2016: 1.8m) customer initiated claims1 had been received and processed. The volume of claims received during 2017 increased 16% from 2016. This increase was impacted by a Financial Conduct Authority (FCA) advertising campaign launched in H217.

The current provision reflects the estimate of costs of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes, based on information at year end. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable, based on information at year end.

As at 31 December 2017, the provision of £1.6bn represents Barclays' best estimate of expected PPI redress reflecting the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

●	Customer initiated claim volumes - claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline
●	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies
●	Processing cost per claim - the cost to Barclays of assessing and processing each valid claim

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by claims management company (CMC) activity and the FCA advertising campaigns.

The following table details actual data through to 31 December 2017, key forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

	Cumulative actual		Sensitivity analysis increase/decrease
Assumption	to 31.12.17	Future expected	in provision
Customer initiated claims received and processed1	2,130k	570k	50k = £104m
Average uphold rate per claim2	87%	87%	1% = £11m
Average redress per valid claim3	£2,036	£1,989	£100 = £50m

1
Total claims received directly by Barclays to date, including those received via CMCs but excluding those for which no PPI policy exists, and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 50,000 increase or decrease in the number of customer initiated claims would have on the provision level.

2
Average uphold rate per customer initiated claim received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

3
Average redress stated on a per policy basis for future customer initiated complaints received directly by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

8.   Retirement benefits

As at 31 December 2017, the Group's IAS 19 pension surplus across all schemes was £0.7bn (2016: £0.4bn deficit). The UK Retirement Fund (UKRF), which is the Group's main scheme, had a surplus of £1.0bn (2016: £27m deficit). The movement for the UKRF was driven by payment of deficit contributions, higher than assumed asset returns, updated mortality assumptions and lower expected future price inflation, offset by a decrease in the discount rate, transfers out of the scheme and the introduction of an assumption for future transfers out.

UKRF funding valuations

The scheme actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires BBPLC to pay deficit contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Group structure that will be implemented as a result of ring-fencing1. BBPLC will remain as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of BBUKPLC until 2025, and support from Barclays PLC should BBPLC not pay the deficit contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

1	Refer to page 204 of the Annual Report for further information on structural reform.

9.  Called up share capital

Called up share capital comprised of 17,060m (2016: 16,963m) ordinary shares of 25p each. The increase was due to the issuance of 46m (2016: 116m) shares under employee share schemes and a further 51m (2016: 42m) issued as part of the Barclays PLC Scrip Dividend Programme.

10.  Other equity instruments

Other equity instruments of £8,941m (2016: £6,449m) included AT1 securities issued by Barclays PLC. The increase was primarily due to two issuances of GBP AT1 securities (December 2016: one issuance of USD AT1 securities), with a principal amount of £2.5bn (December 2016: £1.1bn).

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of Barclays PLC fall below 7.0%.

11. Other reserves	As at	As at
	31.12.17	31.12.16
	£m	£m
Currency translation reserve	3,054	3,051
Available for sale reserve	364	(74)
Cash flow hedging reserve	1,161	2,105
Own credit reserve	(179)	-
Other reserves and treasury shares	983	969
Total	5,383	6,051

Currency translation reserve

As at 31 December 2017 there was a credit balance of £3,054m (2016: £3,051m credit) in the currency translation reserve. The movement in the credit balance of £3m (2016: £3,674m credit) principally reflected the depreciation of period end USD against GBP, offset by a £1,566m net loss (2016: £101m net gain) from recycling of the currency translation reserve to the income statement. This included a £1,377m loss on the recycling of the currency translation reserve associated with the disposal of BAGL.

Available for sale reserve

As at 31 December 2017 there was a credit balance of £364m (2016: £74m debit) in the available for sale reserve. The increase of £438m (2016: £391m decrease) was primarily due to £340m of gains from changes in fair value on BAGL's remaining shares held as AFS. The remaining movements mostly relate to changes in fair value of government bonds predominantly held in the liquidity pool and related hedging. There was also £291m of net gains transferred to the income statement. A tax charge of £27m was recognised in the period relating to these items.

Cash flow hedging reserve

As at 31 December 2017, there was a credit balance of £1,161m (2016: £2,105m credit) in the cash flow hedging reserve. The decrease of £944m (2016: £844m increase) principally reflected a £621m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased, £632m of gains recycled to the income statement in line with when the hedged item affects profit or loss and a tax credit of £321m.

Own credit reserve

Changes in own credit in respect of debt instruments recognised at fair value through the income statement under the fair value option are recognised in the Group's other comprehensive income from 1 January 2017 upon the early adoption of the own credit provisions of IFRS 9.

As at 31 December 2017, the amount of own credit recognised in the Group's other comprehensive income was a debit balance of £179m. Upon adoption of IFRS 9, an opening debit balance of £175m was recognised, with a further £4m loss (net of tax) recorded during 2017.

Other reserves and treasury shares

As at 31 December 2017 there was a credit balance of £983m (2016: £969m credit) in other reserves and treasury shares. The increase principally reflected £329m (2016: £166m) transferred from treasury shares reflecting the vesting of deferred share based payments, partially offset by £315m (2016: £140m) net purchases of treasury shares held for the purposes of employee share schemes.

12. Non-current assets held for sale and associated liabilities

	As at	As at
	31.12.17	31.12.16
Assets included in disposal groups classified as held for sale	£m	£m
Cash and balances at central banks	-	2,930
Items in the course of collection from other banks	-	570
Trading portfolio assets	-	3,084
Financial assets designated at fair value	3	6,984
Derivative financial instruments	-	1,992
Financial investments	-	7,737
Loans and advances to banks	-	1,666
Loans and advances to customers	1,164	43,504
Prepayments, accrued income and other assets	-	696
Investments in associates and joint ventures	-	87
Property, plant and equipment	26	954
Goodwill	-	997
Intangible assets	-	570
Current and deferred tax assets	-	149
Retirement benefit assets	-	33
Total	1,193	71,953
Balance of impairment unallocated under IFRS 5	-	(499)
Total assets classified as held for sale	1,193	71,454

Liabilities included in disposal groups classified as held for sale
Deposits from banks	-	2,149
Items in the course of collection due to banks	-	373
Customer accounts	-	42,431
Repurchase agreements and other similar secured borrowing	-	597
Trading portfolio liabilities	-	388
Financial liabilities designated at fair value	-	7,325
Derivative financial instruments	-	1,611
Debt securities in issue	-	7,997
Subordinated liabilities	-	934
Accruals, deferred income and other liabilities	-	1,180
Provisions	-	103
Current and deferred tax liabilities	-	162
Retirement benefit liabilities	-	42
Total liabilities classified as held for sale	-	65,292

Net assets classified as held for sale	1,193	6,162
Expected contributions to BAGL	-	866
Disposal group post contribution	1,193	7,028

During the year, a number of disposal groups classified as held for sale were disposed of. The £70.3bn decrease in assets was driven by the disposals of BAGL (£65.1bn), the French retail business (£4.0bn), the Egypt business (£1.0bn), Barclays Vida Pensiones (£0.7bn) and the Zimbabwe business (£0.4bn). The associated liabilities of the above disposal groups were also sold in the year.

Discontinued Operation

On 1 March 2016, Barclays announced its intention to reduce the Group's 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group's interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL's issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. At this time, Barclays' holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an AFS asset from the transaction date.

In Q317 Barclays contributed 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital. The retained investment is reported as an AFS asset, in the Head Office segment, with Barclays' share of BAGL's dividend recognised in the Head Office income statement.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

Barclays Africa disposal group income statement	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Net interest income	1,024	2,169
Net fee and commission income	522	1,072
Net trading income	149	281
Net investment income	30	45
Net premiums from insurance contracts	161	362
Other (expenses)/income	(16)	8
Total income	1,870	3,937
Net claims and benefits incurred on insurance contracts	(84)	(191)
Total income net of insurance claims	1,786	3,746
Credit impairment charges and other provisions	(177)	(445)
Net operating income	1,609	3,301
Staff costs	(586)	(1,186)
Administration and general expenses1	(1,634)	(1,224)
Operating expenses	(2,220)	(2,410)
Share of post-tax results of associates and joint ventures	5	6
(Loss)/profit before tax	(606)	897
Tax charge	(154)	(306)
(Loss)/profit after tax	(760)	591

Attributable to:
Equity holders of the parent	(900)	189
Non-controlling interests	140	402
(Loss)/profit after tax2	(760)	591

1	Included impairment of £1,090m (2016: £nil).
2	Total loss in respect of the discontinued operation was £2,195m which included the £60m loss on sale and the £1,375m loss on recycling of other comprehensive loss on reserves.

Statement of other comprehensive income from discontinued operation	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Available for sale assets	(3)	(9)
Currency translation reserves	(38)	1,451
Cash flow hedge reserves	19	89
Other comprehensive (loss)/income, net of tax from discontinued operation	(22)	1,531

Cash flow statement from discontinued operation	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Net cash flows from operating activities	540	1,164
Net cash flows from investing activities	(245)	(691)
Net cash flows from financing activities	(165)	(105)
Effect of exchange rates on cash and cash equivalents	(29)	37
Net increase in cash and cash equivalents	101	405

Appendix: Non-IFRS Performance Measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management.
Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio
Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International, excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue. The components of the calculation have been included on page 30.

Period end allocated tangible equity
Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders' equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 56-57.

Return on average allocated tangible equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 56-57.

Cost: income ratio	Operating expenses divided by total income.
Operating expenses excluding litigation and conduct	Operating expenses excluding charges for litigation and conduct. The components of the calculation have been included on page 57.
Loan loss rate
Quoted in basis points and represents total loan impairment divided by gross loans and advances to banks and customers held at amortised cost at the balance sheet date. The components of the calculation have been included on page 26.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 22.
Tangible net asset valueper share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 57.

Returns

Return on average tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group's average tangible shareholders' equity and the amounts allocated to businesses.

	Attributable profit/(loss)	Tax credit in respect of interest payments on other equity instruments	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.17	£m	£m	£m	£bn	%
Barclays UK	853	40	893	9.1	9.8
Corporate and Investment Bank	167	102	269	24.0	1.1
Consumer, Cards and Payments	680	18	698	4.2	16.7
Barclays International	847	120	967	28.1	3.4
Head Office1	(868)	4	(864)	9.3	n/m
Barclays Non-Core	(419)	10	(409)	2.4	n/m
Africa Banking discontinued operation1	(2,335)	-	(2,335)	n/m	n/m
Barclays Group	(1,922)	174	(1,748)	48.9	(3.6)

For the year ended 31.12.16
Barclays UK	828	29	857	8.9	9.6
Corporate and Investment Bank	1,270	72	1,342	21.9	6.1
Consumer, Cards and Payments	1,142	11	1,153	3.6	31.4
Barclays International	2,412	83	2,495	25.5	9.8
Head Office1	110	(1)	109	6.5	n/m
Barclays Non-Core	(1,916)	17	(1,899)	7.8	n/m
Africa Banking discontinued operation1	189	-	189	n/m	n/m
Barclays Group	1,623	128	1,751	48.7	3.6

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Performance measures excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs
Year ended 31.12.17 £m
Barclays Group profit attributable to ordinary equity holders of the parent1
Barclays Group profit attributable to ordinary equity holders	(1,748)
Impact of litigation and conduct	1,150
Impact of impairment of Barclays' holding in BAGL	1,008
Impact of loss on the sale of BAGL	1,435
Net impact of the re-measurement of US DTAs	901
Barclays Group profit attributable to ordinary equity holders of the parent excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs	2,746

Barclays Group return on average tangible shareholders' equity
Barclays Group average tangible shareholders' equity (£bn)	48.9

Barclays Group return on average tangible shareholders' equity excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs	5.6%

Barclays Group basic earnings per ordinary share
Basic weighted average number of shares (m)	16,996

Barclays Group basic earnings per ordinary share excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs	16.2p

1
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Operating expenses excluding litigation and conduct

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Barclays Group operating expenses	(15,456)	(16,338)
Impact of litigation and conduct	1,207	1,363
Barclays Group operating expenses excluding litigation and conduct	(14,249)	(14,975)

Tangible net asset value	As at	As at
	31.12.17	31.12.16
	£m	£m
Total equity excluding non-controlling interests	63,905	64,873
Other equity instruments	(8,941)	(6,449)
Goodwill and intangibles1	(7,849)	(9,245)
Tangible shareholders' equity excluding non-controlling interests attributable to ordinary shareholders of the parent	47,115	49,179

	m	m
Shares in issue	17,060	16,963

	p	p
Tangible net asset value per share	276	290

1	Comparative figure for 2016 included goodwill and intangibles in relation to Africa Banking.

Shareholder Information

Results timetable1	Date
Ex-dividend date	1 March 2018
Dividend record date	2 March 2018
Scrip reference share price set and made available to shareholders	8 March 2018
Cut off time of 4.30pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	16 March 2018
Dividend payment date/first day of dealing in new shares	5 April 2018
Q1 2018 Results Announcement	26 April 2018

For qualifying US and Canadian resident ADR holders, the final dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

	Year ended	Year ended
Exchange rates2	31.12.17	31.12.16	% Change3
Period end - USD/GBP	1.35	1.23	10
Average - USD/GBP	1.29	1.36	(5)
3 month average - USD/GBP	1.33	1.24	7
Period end - EUR/GBP	1.13	1.17	(3)
Average - EUR/GBP	1.14	1.23	(7)
3 month average - EUR/GBP	1.13	1.15	(2)

Share price data
Barclays PLC (p)	203.10	223.45
Barclays PLC number of shares (m)	17,060	16,963

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays in England and Wales.